ANNALY ®

20**24**

PROXY
STATEMENT

Notice of 2024 Annual Meeting of Stockholders

May 15, 2024 | 9:00 a.m. (Eastern Time)

www.virtualshareholdermeeting.com/NLY2024



MESSAGE FROM OUR CHIEF EXECUTIVE OFFICER & CHIEF INVESTMENT OFFICER

Dear Fellow Stockholders,



Over the last year, Annaly has taken critical steps to position ourselves and our Board of Directors (the "Board") for the next phase of Annaly's growth. Despite extended market volatility, we have been steadfast in our mission to establish Annaly as the premier diversified capital manager with investment strategies across mortgage finance. In 2023, just as we have since Annaly's inception as a public company more than twenty-five years ago, we proactively managed our core Agency strategy, while also building and scaling our Residential Credit and Mortgage Servicing Rights businesses.

ENHANCEMENTS WE MADE TO OUR CORPORATE GOVERNANCE FRAMEWORK TO BOLSTER THE LONG-TERM SUCCESS OF THE COMPANY

In reflecting on the strategic evolution and direction of our businesses, our Board simultaneously applied a similar lens to its own current and future composition. In consideration of the retirement of our co-founder Wellington J. Denahan from the Board last May, and as part of our longer-term Board succession planning process, the Board appointed three exceptional new Directors to its ranks in 2023. The additions of Manon Laroche, Martin Laguerre and Scott Wede ensure that our Board's overall balance of skills and experiences will be uniquely situated to support Annaly's continued success for years to come.

As the first new Directors to be added to our Board since the height of the COVID-19 pandemic, management and the Board worked collaboratively to develop an enhanced in-person Director onboarding, which included personal briefings with tailored educational materials presented by executive officers and other senior business and functional leaders covering Annaly's positioning and strategic plans, financial statements and reporting requirements, operating and regulatory environments, and key policies and practices. In late 2023, we were excited to bring several Directors — both new and established — to visit Annaly's first branch location, where our Directors spent meaningful time with the talented professionals leading our efforts in the Dallas-Fort Worth metropolitan area.

As Annaly has grown beyond our New York City roots, we are more keenly aware than ever that our people are our greatest asset. The long-term success and growth of our businesses would not have been possible without our employees' expertise, dedication and excellence, and thus in turn, we are equally committed to promoting their well-being, engagement and development. We were particularly pleased by the results of last year's annual employee engagement survey, which generated a 90% response rate and demonstrated overall engagement well above the U.S. Diversified Financials average.

OUR CONTINUED COMMITMENT TO CORPORATE RESPONSIBILITY TO FURTHER ALIGN WITH OUR STOCKHOLDERS' INTERESTS

Recently, we were proud to publish our statement on human rights, which guides how we treat and train our employees, how we work with our vendors and how we interact with the communities where we live, work and invest, all of which reflect our fundamental belief that all people should be treated fairly and with respect. As a further testament to our commitment to corporate responsibility, we recently published our political engagement and contributions policy, which guides our engagement on public policy. While Annaly has long prohibited the use of corporate funds for any political contributions or expenditures, we codified our existing practices to ensure that our political engagement and related activities comply with all applicable laws, are consistent with our core values and protect and enhance stockholder value.

Since our management internalization transaction in 2020, the Management Development and Compensation Committee of our Board has institutionalized a best-practice driven compensation program, which reflects year-over-year enhancements driven by stockholder feedback. In response to, and in order to drive alignment with, our stockholders, for 2023 the Management Development and Compensation Committee adopted a number of refinements to our executives' annual incentive framework, which included an increase to the weighting of the Company's key financial metric of Relative Tangible Economic Return and the replacement of a limited Total Stockholder Return governor with a more expansive Absolute Tangible Economic Return modifier.

In closing, our stockholders are at the forefront of every decision we make and, as always, we are grateful for your feedback, for your investment and for your continued support. With that in mind, we hope that you will join us for this year's Annual Meeting of Stockholders, which will be conducted via interactive online format on May 15th.

Sincerely,

David L. Finkelstein
Chief Executive Officer & Chief Investment Officer

April 4, 2024

ANNALY®

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders of Annaly Capital Management, Inc.:

Annaly Capital Management, Inc., a Maryland corporation ("Annaly" or the "Company"), will hold its annual meeting of stockholders (the "Annual Meeting"):

MEETING INFORMATION



Date and Time

May 15, 2024
9:00 a.m. (Eastern Time)



Virtual Meeting

www.virtualshareholdermeeting.com/NLY2024



Who May Vote

Only common stockholders of record at the close of business on **March 18, 2024**, the record date for the Annual Meeting (the "Record Date"), may vote at the Annual Meeting and any postponements or adjournments thereof.

ITEMS OF BUSINESS

Proposal	Board Vote Recommendation	Page Reference
1 Election of twelve Directors for a term ending at the 2025 annual meeting of stockholders and when their respective successors are duly elected and qualify	✔ **FOR** each Director nominee	12
2 Approval, on an advisory basis, of the Company's executive compensation	✔ **FOR**	65
3 Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2024	✔ **FOR**	66

The Company's Board is soliciting proxies in connection with the Annual Meeting. The Company is sending the Notice of Internet Availability of Proxy Materials (the "Notice"), or a printed copy of the proxy materials, as applicable, commencing on or about April 4, 2024.

To view the Proxy Statement and other materials about the Annual Meeting, go to **www.proxyvote.com.**

All stockholders are cordially invited to attend the Annual Meeting, which will be conducted via a live webcast. The Company believes that the virtual meeting format allows enhanced participation of, and interaction with, our global stockholder base. During the upcoming virtual Annual Meeting, you may ask questions and will be able to vote your shares electronically from your home or any remote location with Internet connectivity. You may also submit questions in advance of the Annual Meeting by visiting **www.proxyvote.com.**

The Company will respond to as many inquiries that are pertinent to the Company at the Annual Meeting as time allows.

An audio broadcast of the Annual Meeting will also be available to stockholders by telephone toll-free at **1-888-700-7644** in the United States or **1-929-207-8058** if calling from outside the United States, and requesting the Annaly Capital Management Annual Meeting. If you plan to attend the Annual Meeting online or listen to the audio broadcast, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials. Please note that listening to the telephonic audio broadcast will not be deemed to be attending the Annual Meeting, and you cannot ask questions or vote from such audio broadcast. The Annual Meeting will begin promptly at 9:00 a.m. (Eastern Time). Online check-in will begin at 8:30 a.m. (Eastern Time), and you should allow ample time for the online check-in procedures.



By Order of the Board of Directors,

Anthony C. Green
Chief Corporate Officer, Chief Legal Officer & Secretary
April 4, 2024

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON MAY 15, 2024

The Company's Proxy Statement and 2023 Annual Report to Stockholders are available at **www.proxyvote.com**.

Your vote is very important. Please exercise your right to vote.

Vote Before the Meeting				Vote During the Meeting
Internet Online at www.proxyvote.com	**Mobile Device** Scan the QR code to visit www.proxyvote.com	**Phone** Call toll-free 24/7 1-800-690-6903	**Mail** Complete & return your proxy card	**Attend the Meeting** Online at www.virtualshareholder meeting.com/NLY2024

Voluntary Electronic Receipt of Future Proxy Materials



GO PAPERLESS

We promote sustainable and environmentally friendly practices in order to reduce energy use, decrease waste, increase recycling and lower water consumption in our daily operations. We are committed to continuing to look for ways to minimize the environmental footprint of our operations.

We encourage our stockholders to enroll in e-delivery to help us conserve our natural resources and save on annual meeting costs

Online at
www.proxyvote.com

Scan the QR code
to visit
www.proxyvote.com



Combined with your adoption of electronic delivery of proxy materials, and the elimination of approximately 408,600 sets of proxy materials, we can ideally reduce the impact on the environment by:

using approximately 1,070 fewer tons of wood, or 6,420 fewer trees (100 acres of forest)	saving approximately 5.74 million gallons of water, or the equivalent of filling approximately 261 swimming pools
using approximately 6.84 billion fewer BTUs, or the equivalent of the amount of energy used by 8,140 residential refrigerators for one full year	eliminating approximately 316,000 pounds of solid waste
using approximately 4.82 million fewer pounds of greenhouse gases, including CO_2, or the equivalent of 438 automobiles running for one year	reducing hazardous air pollutants by approximately 428 pounds

Environmental impact estimates were calculated using the Environmental Paper Network Paper Calculator. For more information visit www.papercalculator.org.

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

PROXY SUMMARY

This summary contains highlights about the Company and the Annual Meeting. This summary does not contain all the information that you should consider in advance of the Annual Meeting, and the Company encourages you to read the entire Proxy Statement and the Company's 2023 Annual Report on Form 10-K carefully before voting.

The 2024 Annual Meeting of Stockholders



Date and Time	**Wednesday, May 15, 2024** at 9:00 a.m. (Eastern Time)
Virtual Meeting	www.virtualshareholdermeeting.com/NLY2024
Record Date	Close of business on **March 18, 2024**





VOTING MATTERS

	Proposal	Board Vote Recommendation	Page Reference
1	Election of Directors	**FOR** each Director nominee	12
2	Approval, on an advisory basis, of the Company's executive compensation	**FOR**	65
3	Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2024	**FOR**	66



Your vote is very important. Please exercise your right to vote.

Vote Before the Meeting













- **Internet** — Online at www.proxyvote.com
- **Mobile Device** — Scan the QR code to visit www.proxyvote.com
- **Phone** — Call toll-free 24/7 1-800-690-6903
- **Mail** — Complete & return your proxy card

Vote During the Meeting

- **Attend the Meeting** — Online at www.virtualshareholdermeeting.com/NLY2024

PARTICIPATE IN THE ANNUAL MEETING

The virtual Annual Meeting will be available to stockholders across the globe via any Internet-connected device and has been designed to provide the same rights to participate as you would have at an in-person meeting, including providing opportunities to vote, make statements and ask questions. This approach aligns with the Company's broader sustainability goals and reduces costs for both the Company and our stockholders.

An audio broadcast of the Annual Meeting will also be available to stockholders by telephone toll-free at **1-888-700-7644** in the United States or **1-929-207-8058** if calling from outside the United States, and requesting the Annaly Capital Management Annual Meeting. Please note that listening to the telephonic audio broadcast will not be deemed to be attending the Annual Meeting and you cannot ask questions or vote from such audio broadcast. If you plan to attend the Annual Meeting online or listen to the audio broadcast, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials. Stockholders can access Annaly's interactive pre-meeting forum, where you can submit questions and vote in advance of the Annual Meeting and view copies of our proxy materials, by visiting www.proxyvote.com. We will respond to as many inquiries that are pertinent to the Company at the Annual Meeting as time allows.

Annaly at a Glance

NLY	**1997**	**$11**bn	**$74**bn
New York Stock Exchange ("NYSE") Traded	Initial Public Offering	Permanent Capital[1] as of December 31, 2023	Total Assets[2] as of December 31, 2023

CONTINUING EVOLUTION OF ANNALY

Following the dispositions of our Commercial Real Estate and Middle Market Lending businesses in 2021 and 2022, respectively, Annaly has successfully refocused on our core housing finance strategy, which has been our mission since our founding. Since the beginning of 2023, we have continued to enhance our positioning as the leading residential housing focused mortgage REIT through the expansion of our Residential Credit and Mortgage Servicing Rights ("MSR") businesses. We believe the combination of these strategies on balance sheet provides our stockholders with superior risk-adjusted returns, a strong earnings profile and stability across different interest rate and macro environments. Simultaneously, we have also continued to enhance our best-in-class corporate governance and responsibility practices.



January 2023 — Included in Bloomberg's Gender-Equality Index for the sixth consecutive year

March 2023 — Added a new Independent Director to our Board

August 2023 — Established capabilities to purchase GSE flow MSR

December 2023 — As the fifth largest buyer of bulk MSR in 2023 and a top ten non-bank servicer, grew MSR portfolio by nearly 50% to $2.7 billion at year-end[3]

Remained the largest non-bank issuer and second largest issuer overall of Prime Jumbo and Expanded Credit MBS from 2022–2023[4]

April 2024 — Third anniversary of the launch of Onslow Bay's whole loan correspondent channel

Jan. '23 | Feb. | Mar. | Apr. | May | Jun. | Jul. | Aug. | Sept. | Oct. | Nov. | Dec. | Jan. '24 | Feb. | Mar. | Apr.

February 2023 — Received a 2022 Bronze SHARP award from Freddie Mac for superior mortgage servicing portfolio performance

June 2023 — Published fourth ESG report titled *25 Years of Purposeful Housing Finance Leadership*

October 2023 — Added two new Independent Directors to our Board

November 2023 — Onslow Bay priced its 50th securitization, representing aggregate issuance of nearly $20 billion

January 2024 — Published a Political Engagement and Contributions Policy as part of our commitment to responsible political engagement

Note: Financial data as of December 31, 2023.

(1) Permanent capital represents Annaly's total stockholders' equity.

(2) Total portfolio represents Annaly's investments that are on-balance sheet as well as investments that are off-balance sheet in which Annaly has economic exposure. Assets reflect TBA purchase contracts (market value) of ($0.6)bn, exclude assets transferred or pledged to securitization vehicles of $13.3bn and include unsettled MSR commitments of $0.5bn and $1.4bn of retained securities that are eliminated in consolidation and are shown net of participations issued totaling $1.1bn. MSR commitments represent the market value of deals where Annaly has executed a letter of intent.

(3) MSR assets include unsettled commitments of $518mm. MSR commitments represent the market value of deals where Annaly has executed a letter of intent. MSR purchase information aggregated from 2023 Fannie Mae and Freddie Mac monthly loan level files by eMBS servicing transfer data as of December 31, 2023.

(4) Issuer ranking data from Inside Nonconforming Markets for 2022 through 2023 year-end (January 5, 2024 issue).

Executive Compensation

The Management Development and Compensation ("MDC") Committee of our Board carefully considers the feedback we receive from our stockholders through our engagement efforts, as well as the voting results on our advisory resolutions on executive compensation, when making executive compensation decisions. In response to this feedback, for 2023 the MDC Committee adopted refinements to its annual incentive framework for executive officers, which consists of a corporate scorecard of objective financial and risk metrics along with a qualitative assessment of individual performance. These enhancements included:

- Increasing the weighting of the Relative Tangible Economic Return metric such that it now accounts for more than 60% of the total scorecard value linked to financial metrics, with Operating Efficiency accounting for the remainder
  - Both such metrics had been equally-weighted in 2022
- Replacing the Total Stockholder Return ("TSR") governor, which had previously only capped the portion of the annual incentive award tied to Relative Tangible Economic Return, with an Absolute Tangible Economic Return modifier, which impacts overall annual incentive award opportunity, including the portion of the award tied to individual performance

2022 Annual Incentive Framework


Relative Economic Return
30.0%
25.0%
Individual
CORPORATE
(mix of Risk Metrics, Relative Economic Return & OpEx)
75%
15.0%
Risk Metrics
OpEx
30.0%

Absolute TSR Governor
(applicable only to Relative Economic Return)

2023 Annual Incentive Framework


Relative Economic Return
37.5%
25.0%
Individual
CORPORATE
(mix of Risk Metrics, Relative Economic Return & OpEx)
75%
15.0%
Risk Metrics
OpEx
22.5%

Absolute Tangible Economic Return Modifier
(applicable to overall incentive award opportunity)

The MDC Committee believes that these compensation enhancements address the feedback we received from stockholders on our executive compensation program and serve to increase alignment between the interests of our stockholders and those of our executive officers.

Recent Operating Achievements



Common and Preferred Dividends Declared

$25bn+

common and preferred dividends declared since IPO[1]

Portfolio Performance

6.0%

economic return for the full year 2023

Leading Securitization Platform

#1

largest non-bank issuer of Prime Jumbo & Expanded Credit MBS & second largest issuer overall from 2022−2023[2]

Liquidity

$6.2bn

of total assets available for financing[3], including cash and unencumbered Agency MBS of $3.8bn

Leverage

5.7x

economic leverage[4], down from 6.3x year-over-year

MSR Portfolio Growth

#5

fifth largest buyer of bulk MSR in 2023[5], with the MSR portfolio growing by nearly 50% year-over-year

Note: Market data and financial data as of December 31, 2023.

(1) Data shown since Annaly's initial public offering in October 1997 through December 31, 2023, and includes common and preferred dividends declared.

(2) Issuer ranking data from Inside Nonconforming Markets for 2022 through 2023 year-end (January 5, 2024 issue).

(3) Comprised of $5.2bn of unencumbered assets, which represents Annaly's excess liquidity and defined as assets that have not been pledged or securitized (generally including cash and cash equivalents, Agency MBS, CRT, Non-Agency MBS, residential mortgage loans, MSR, reverse repurchase agreements, other unencumbered financial assets and capital stock), and $1.0bn of fair value of collateral pledged for future advances.

(4) Represents a non-GAAP financial measure. See Appendix for a reconciliation of non-GAAP financial measures to most directly comparable GAAP measures.

(5) Information aggregated from 2023 Fannie Mae and Freddie Mac monthly loan level files by eMBS servicing transfer data as of December 31, 2023.

Annaly's Shared Capital Model and Strategic Focus

We continued to allocate capital across the residential mortgage loan in 2023, with the objective to evaluate the loan and invest across the most attractively priced portion of the mortgage. With Agency MBS as the anchor, we have been able to strategically grow our Residential Credit and MSR businesses into fully scaled platforms while maintaining an intentional focus on credit and risk management given broader market volatility and disruptions to the mortgage finance sector. We believe that we have achieved greater balance in the overall portfolio, which should benefit our leverage and liquidity profiles and support better risk-adjusted returns.

ANNALY Investment Strategies			
Annaly Agency Group	Assets[1]		$65.7bn
	Capital[2]		$7.0bn
	Sector Rank[3]		#1/7
	Strategy		Countercyclical / Defensive
Annaly Residential Credit Group	Assets[1]		$5.7bn
	Capital[2]		$2.3bn
	Sector Rank[3]		#2/12
	Strategy		Cyclical / Growth
Annaly Mortgage Servicing Rights Group	Assets[1]		$2.7bn
	Capital[2]		$1.9bn
	Strategy		Non-Cyclical

Note: Market data and financial data as of December 31, 2023.

(1)   Represents Annaly's investments that are on-balance sheet as well as investments that are off-balance sheet in which Annaly has economic exposure. Total assets include commercial real estate related assets, which are excluded from capital allocation calculations. Agency assets reflect TBA purchase contracts (market value) of ($0.6)bn. Residential Credit assets exclude assets transferred or pledged to securitization vehicles of $13.3bn, include $1.4bn of retained securities that are eliminated in consolidation and are shown net of participations issued totaling $1.1bn. MSR assets include unsettled MSR commitments of $0.5bn. MSR commitments represent the market value of deals where Annaly has executed a letter of intent.

(2)   Capital allocation for each of the investment strategies is calculated as the difference between each investment strategy's allocated assets, which include TBA purchase contracts, and liabilities. Dedicated capital allocations as of December 31, 2023 exclude commercial real estate assets.

(3)   Sector rank compares Annaly dedicated capital for both our Agency and Residential Credit businesses as of December 31, 2023 (adjusted for P/B as of December 31, 2023) to the market capitalization of the companies comprising the Agency and residential creditor sectors within the BBREMTG Index as of December 31, 2023.

Delivering Significant Value for Stockholders

6.0%	**25+**	**748%**
economic return for the full year 2023	years of delivering yield to stockholders	total stockholder return since Annaly's IPO[1]

Since inception, Annaly has delivered over **$25 billion** in dividends to stockholders[2]

(in millions)



■ Prior Cumulative Dividends Declared ■ Dividends Declared During Year

(1) TSR for the period beginning October 7, 1997 through December 31, 2023.

(2) Data shown since Annaly's initial public offering in October 1997 through December 31, 2023 and includes common and preferred dividends declared.

STOCKHOLDER OUTREACH AND RESULTS OF 2023 SAY-ON-PAY VOTE



How We Engaged

We are committed to ongoing engagement with both retail and institutional stockholders through a wide range of mediums, including:

- in-person and virtual meetings,
- conferences,
- phone calls,
- electronic communication, and
- social media.



Topics We Discussed

Following the results of our 2023 advisory resolution on executive compensation (commonly known as a "Say-on-Pay" vote), which received support from over 88% of votes cast, we have continued our multi-pronged stockholder outreach campaign to solicit feedback on a number of issues, including:

- our executive compensation practices and disclosures,
- our human capital management, including diversity, equity and inclusion ("DE&I") efforts,
- our corporate governance framework and policies, and
- our corporate responsibility and environmental, social and governance ("ESG") initiatives.

100%	**~90%**	**>200**
of top 100 institutional investors included in 2023-2024 outreach efforts	met with investors representing ~90% of shares held by 10 largest stockholders in the 2023-2024 proxy season	meetings with stockholders across the U.S., Canada and Europe during 2023

RECENT STOCKHOLDER ENGAGEMENT EFFORTS

> *Annaly's stockholder engagement efforts generated significant feedback for both the Board and management and have resulted in a number of enhancements to our corporate governance, corporate responsibility and executive compensation practices and disclosures over the last few years.*

What the Company Heard	What the Company Did
Strengthen Annual Incentive Framework for Executives	■ Increased the weighting of the Relative Tangible Economic Return metric such that it now accounts for more than 60% of the total corporate scorecard value linked to financial metrics, with Operating Efficiency accounting for the remainder − Both such metrics had been equally-weighted in 2022 ■ Replaced the TSR governor, which had previously only capped the portion of the annual incentive award tied to Relative Tangible Economic Return, with an Absolute Tangible Economic Return modifier, which impacts overall annual incentive award opportunity, including the portion of the award tied to individual performance
Maintain Focus on Board Composition and Succession Planning	■ Added three highly qualified Independent Directors to our Board ■ Conducted Board self-evaluation by way of individual Director interviews facilitated by a third-party governance expert ■ Launched Board Chair succession planning process
Advance Human Capital and ESG-Related Practices and Policies	■ Published a statement on human rights expressing our commitment to protect, preserve and promote human rights, as well as our belief that all people should be treated fairly and with respect ■ Published Political Engagement and Contributions Policy that codifies our longstanding practice prohibiting the use of corporate funds for any political contributions or expenditures ■ Supported seven employee-led networks, which collectively led over 50 DE&I activities throughout the year, including speakers, volunteerism, trainings and brown bag lunch discussions ■ Conducted 25 training and development opportunities including a three-part training dedicated to fostering inclusive teams and relationships, reinforcing mindfulness around biases and reinforcing our corporate culture ■ Coordinated over 25 volunteer activities with participation from over 70% of our employees ■ Hosted interns in partnership with Project Destined, Girls Who Invest and Cristo Rey High School ■ Published fourth annual ESG Report in June 2023, which: − Outlines the Company's progress towards our ESG goals and commitments across our four key ESG areas: corporate governance, human capital, responsible investments and environment; and − Includes climate-related disclosures taking into consideration the recommendations of the Task Force on Climate-Related Financial Disclosures ("TCFD")



Additional Actions We Took

Our stockholder outreach is complemented by related initiatives, including:

■ Analysis of market governance, compensation and ESG practices at peer companies

■ Advice from external advisors on matters such as:
- governance, compensation and ESG consultants,
- board search firms,
- proxy solicitors, and
- discussions with proxy advisory services and corporate governance research firms

Board Composition, Structure and Refreshment

The Nominating/Corporate Governance ("NCG") Committee endeavors to have a Board representing diverse backgrounds and a wide range of professional experiences. The NCG Committee annually evaluates our Board's overall composition and rigorously evaluates individual Directors to ensure a continued match of their skill sets and projected tenure against the needs of the Company. For additional information about individual Directors' qualifications and experience, please see the Director biographies beginning on page 14.

SKILL/EXPERIENCE SUMMARY OF DIRECTORS

Skill/Experience	BOVICH	FINKELSTEIN	HAMILTON	HANNAN	HAYLON	LAGUERRE	LAROCHE	REEVES	SCHAEFER	VOTEK	WEDE	WILLIAMS	TOTAL
Complex and regulated industries	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	12/12
Compliance				✓	✓			✓				✓	4/12
Corporate governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	12/12
Ethics and ESG	✓	✓			✓			✓	✓	✓		✓	7/12
Finance and accounting	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	11/12
Financial services	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓		10/12
Government, public policy and regulatory affairs		✓							✓	✓			3/12
Industry knowledge	✓	✓	✓	✓		✓		✓	✓	✓	✓		9/12
Information technology/ cybersecurity				✓						✓		✓	3/12
Legal expertise							✓						1/12
Mergers & acquisitions		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11/12
Operations/human capital management	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	11/12
Other public company board experience	✓		✓	✓		✓							4/12
Private company board experience	✓		✓	✓		✓	✓		✓	✓	✓		8/12
Public company CEO		✓								✓			2/12
Risk management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	12/12
Strategy development and implementation		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11/12
Gender diversity	✓			✓		✓						✓	4/12
Racial/ethnic diversity				✓		✓	✓	✓		✓			5/12
Audit Committee financial expert[1]				✓	✓	✓				✓			4/12
TOTAL	11	12	11	16	11	13	11	11	11	16	10	11	

(1) While Mr. Votek has the attributes of an "audit committee financial expert" under the Securities and Exchange Commission ("SEC") rules based on his experience serving in a number of senior financial executive roles, including as the Company's former CFO, Mr. Votek does not yet qualify as an Independent Director under the director independence guidelines published by certain institutions at this time, and therefore the Board has determined not to appoint Mr. Votek to the Audit Committee until he meets such guidelines.

DIVERSITY AND OTHER ATTRIBUTES OF DIRECTORS

As evidenced by the composition of our Board, we are committed to seeking out highly qualified candidates of diverse gender and race/ethnicity, as well as taking into account other factors that promote principles of diversity.

Our Corporate Governance Guidelines formalize the Board's commitment to seeking out highly qualified candidates of diverse gender and race/ethnicity and include a Director refreshment policy prohibiting Independent Directors from standing for re-election after the earlier of their 15th anniversary of service on the Board or their 73rd birthday. In extraordinary circumstances, the Board may determine that an Independent Director may stand for re-election after having reached such age or term limit for up to three additional one-year terms.



Independence
92%
1
11
Diversity
58%
overall diversity
5
7
4 women (33%)
5 persons with racial/ ethnic diversity (42%)
Balanced Tenure
5.7
yrs. average
>10 yrs.
2
6-10 yrs.
2
8
≤5 yrs.
Age
58.5
yrs. average
70s
2
50s
7
3
60s

With 33% female representation among our Directors, Annaly is rated as 3+ by 50/50 Women on Boards, an organization advocating for gender-balanced and diverse boards

Environmental, Social and Governance

We are convinced that our ESG initiatives strengthen how we manage the Company and, as a responsible steward of capital, we actively focus on integrating ESG considerations into our overall strategy. We view ESG risks and opportunities as critical components for:

- achieving strategic business objectives,
- managing risks, and
- delivering attractive risk-adjusted returns over the long-term.

We strive to have a positive impact in the communities where we live, work and invest by conducting our business in accordance with the highest ethical standards, guided by our strong corporate values.

In June 2023, we published our fourth annual ESG Report, titled *25 Years of Purposeful Housing Finance Leadership*. The report outlines our progress towards meeting our ESG objectives, which span four key areas:



ANNALY
Environmental, Social and Governance

CORPORATE GOVERNANCE

Annaly is committed to maintaining our longstanding robust corporate governance practices that benefit the long-term interests of our stakeholders.

HUMAN CAPITAL

Annaly's team of highly-skilled individuals is our greatest asset and we are committed to promoting the well-being, active engagement, development and full potential of our employees.

RESPONSIBLE INVESTMENTS

Annaly is a leading source of private capital for the U.S. housing sector, facilitating homeownership and long-term economic growth.

THE ENVIRONMENT

Annaly promotes sustainable and environmentally friendly practices in order to reduce our environmental footprint and promote our business performance.

Additionally, the report includes climate-related disclosures following TCFD guidance as well as supplemental disclosures under the Sustainability Accounting Standards Board (SASB) framework and references the Global Report Initiative (GRI).

Our Corporate Governance Guidelines and Board Committee charters reflect integrated oversight of ESG practices, initiatives and related risk across the Board and its Committees. As outlined below, the full Board has overall responsibility for ESG oversight, and each of the Committees has oversight responsibility of specific ESG-related matters relating to the purpose, duties and responsibilities of each Committee.

Full Board				
The Board has overall responsibility for ESG oversight, subject to delegation of specific ESG-related matters to appropriate Committees				
Audit Committee	**Corporate Responsibility ("CR") Committee**	**MDC Committee**	**NCG Committee**	**Risk Committee**
▪ Review of ESG-related disclosures in financial and public filings *(shared and CR)* ▪ Cybersecurity *(shared with Risk)* ▪ Ethics, legal and compliance	▪ ESG Report and initiatives ▪ Diversity, equity and inclusion *(shared with MDC)* ▪ Culture *(shared with MDC)* ▪ Responsible investments *(shared with Risk)* ▪ Environmental and sustainability ▪ Regulatory and policy risks *(shared with Risk)* ▪ Review of ESG-related disclosures in financial and public filings *(shared with Audit)* ▪ Corporate philanthropy	▪ Integration of ESG / human capital goals into compensation planning ▪ Review of human capital management disclosures in financial and public filings *(shared with Audit)* ▪ Human capital management reputation ▪ Diversity, equity and inclusion *(shared with CR)* ▪ Culture *(shared with CR)*	▪ Governance ▪ Board education on ESG ▪ Board diversity and composition ▪ Conflicts of interest ▪ Governance disclosure in the proxy statement	▪ Responsible investments *(shared with CR)* ▪ Regulatory and policy risks *(shared with CR)* ▪ Operational risk ▪ Cybersecurity *(shared with Audit)*
▪ Stockholder proposals and trends, as appropriate, depending on the topic ▪ SEC comment letters, guidance, rules and other regulatory feedback, based on the topic				

CORPORATE GOVERNANCE AT ANNALY

	Best Practices
Director Independence and Oversight	▪ Separate CEO and Independent Chair of the Board ▪ 92% of Directors are Independent ▪ Regular executive sessions of Independent Directors ▪ Key Board Committees (Audit, Management Development and Compensation and Nominating/Corporate Governance) are comprised entirely of Independent Directors ▪ Board oversees a succession plan for the CEO and other senior executives
Board Refreshment and Diversity	▪ Board refreshment policy triggered upon earlier of 15 years of service or 73rd birthday ▪ Board is committed to seeking out highly qualified candidates of diverse gender and race/ethnicity, as well as taking into account other factors that promote principles of diversity – 33% of Directors are women – 42% of Directors are racially/ethnically diverse – 80% of Committee leadership positions are held by women or racially/ethnically diverse Directors
Director Qualifications and Evaluation	▪ Annual Board, Committee and individual Director self-evaluations, with periodic use of an external facilitator ▪ Comprehensive Board succession planning process ▪ Robust over-boarding policy which limits the number of outside public company boards, other than Annaly, on which Directors can serve to three for non-CEOs and one for sitting CEOs ▪ Multiple Audit Committee financial experts
Stockholder Rights and Engagement	▪ All Directors are elected annually ▪ Majority vote standard for uncontested elections ▪ Annual stockholder advisory vote on executive compensation ▪ Majority voting to approve amendments to the Company's charter and bylaws ▪ Stockholders representing at least 25% of votes entitled to be cast on a matter may request a special meeting of the Company ▪ Virtual meeting format enables participation from global stockholder base ▪ Stockholders can submit questions for the Annual Meeting through an interactive pre-meeting forum and during the Annual Meeting
Corporate Responsibility and ESG	▪ Board created Corporate Responsibility Committee in 2017 ▪ Publish annual ESG Reports, which include progress against ESG priorities and supplemental disclosures following TCFD, SASB and GRI guidance ▪ Corporate Governance Guidelines and Board Committee charters reflect integrated ESG oversight across the Board and its Committees ▪ Sponsor seven employee-led networks ▪ Disclose workforce diversity statistics, including EEO-1 Reports ▪ Political Engagement and Contributions Policy codifying our longstanding practice prohibiting the use of corporate funds for any political contributions or expenditures ▪ Included in the FTSE4Good Index for the fifth consecutive year



Proposal 1

ELECTION OF DIRECTORS

At the Annual Meeting, stockholders will vote to elect twelve nominees to serve as Directors, whose terms will expire at the annual meeting of stockholders in 2025 (the "2025 Annual Meeting") and when their respective successors are duly elected and qualify. The table below provides summary information about each of the Directors.

 The Board has nominated and unanimously recommends a vote **FOR** each of:

- Francine J. Bovich
- David L. Finkelstein
- Thomas Hamilton
- Kathy Hopinkah Hannan
- Michael Haylon
- Martin Laguerre
- Manon Laroche
- Eric A. Reeves
- John H. Schaefer
- Glenn A. Votek
- Scott Wede
- Vicki Williams

as Directors, with each to hold office until the 2025 Annual Meeting, and until their respective successors are duly elected and qualify. Unless you specify a contrary choice, the persons named in the enclosed proxy will vote FOR each of these nominees. In the event that these nominees should become unavailable for election due to any presently unforeseen reason, the persons named in the proxy will have the right to use their discretion to vote for a substitute or the Board may reduce the number of Directors elected at the Annual Meeting.

Name and Principal Occupation	Age	Director since	Independent	Annaly Committee Membership					Other Current Public Company Boards
				Audit	Corporate Responsibility	Management Development and Compensation	Nominating/ Corporate Governance	Risk	
Francine J. Bovich — Former Managing Director, Morgan Stanley Investment Management	72	2014	✓			(M)	(C)		0
David L. Finkelstein — Chief Executive Officer and Chief Investment Officer, Annaly Capital Management, Inc.	51	2020							0
Thomas Hamilton — Former Strategic Advisor to the Global Head of Fixed Income, Currencies and Commodities, Barclays Capital	56	2019	✓	(M)		(M)		(C)	1
Kathy Hopinkah Hannan — Former National Managing Partner, Global Lead Partner, KPMG LLP	62	2019	✓	(C) ($)		(M)	(M)		2
Michael Haylon — Former Managing Director and Head of Conning North America, Conning, Inc.	66	2008	⭐ ✓				(M)	(M)	0
Martin Laguerre — Senior Advisor, Warburg Pincus	50	2023	✓	(M) ($)	(M)				0
Manon Laroche — Former Managing Director, Head of Global Spread Products Securitized Sales, North America, Citigroup	54	2023	✓		(M)			(M)	0
Eric A. Reeves — Founder and Chief Executive Officer Prospect Park LLC	51	2021	✓		(C)		(M)	(M)	0
John H. Schaefer — Former President and Chief Operating Officer, Morgan Stanley Global Wealth Management	72	2013	✓	(M)		(M)			0
Glenn A. Votek[1] — Former Chief Financial Officer, Annaly Capital Management, Inc.	65	2019	✓		(M)			(M)	0
Scott Wede — Former Global Head of Securitized Products and Municipal Finance, Barclays Capital	51	2023	✓	(M)				(M)	0
Vicki Williams — Chief Human Resources Officer, NBCUniversal	51	2018	✓			(C)	(M)		0
Number of 2023 Meetings		Board – 12		6	4	8	5	5	

⭐ Independent Chair of the Board (C) Committee Chair (M) Committee Member ($) Audit Committee Financial Expert

(1) The Board affirmatively determined that Mr. Votek became an Independent Director effective August 2023 under all applicable criteria for independence in accordance with the NYSE listing standards and the Company's Corporate Governance Guidelines. However, we recognize that certain institutions would not yet view Mr. Votek as independent for purposes of servicing on any of our three key Committees (Audit, MDC and NCG), and therefore the Board has determined not to appoint Mr. Votek to those Committees at this time.

Director Nominees

FRANCINE J. BOVICH
Independent Director since 2014



COMMITTEES
- Management Development and Compensation
- Nominating/ Corporate Governance (Chair)

CAREER HIGHLIGHTS
The Bradley Trusts
- Trustee (2011 to present)

The BNY Mellon Family of Funds
- Board member, including serving on the board of a number of registered investment companies within the fund complex (2011 to present)

Morgan Stanley Investment Management
- Managing Director (1993 to 2010)

United Nations Investment Committee
- U.S. Representative, advising on a global portfolio of approximately $30 billion (1991 to 2005)

OTHER AFFILIATIONS
- Member of the **Economic Club of New York**
- Emeritus Trustee of **Connecticut College**

EDUCATION
- B.A. in Economics, Connecticut College
- M.B.A. in Finance, New York University Stern School of Business

DIRECTOR QUALIFICATION HIGHLIGHTS
The Board believes that Ms. Bovich's qualifications include her significant investment management experience and her experience serving as a trustee and board member.

DAVID L. FINKELSTEIN
Director since 2020



Chief Executive Officer & Chief Investment Officer

CAREER HIGHLIGHTS
Annaly Capital Management, Inc.
- Chief Executive Officer (2020 to present)
- Chief Investment Officer (2022 to present)
- Chief Investment Officer, Agency and RMBS (2015 to 2020)
- Head of Agency Trading (2013 to 2015)

Federal Reserve Bank of New York
- Officer in the Markets Group, where he was the primary strategist and policy advisor for the MBS purchase program (2009 to 2013)

Salomon Smith Barney, Citigroup Inc. and Barclays PLC
- Held Agency MBS trading positions

OTHER AFFILIATIONS
- Vice Chair of the **Treasury Markets Practice Group** sponsored by the **Federal Reserve Bank of New York**
- Member of the **Financial Sector Advisory Council of the Federal Reserve Bank of Dallas**

EDUCATION
- B.A. in Business Administration, the University of Washington
- M.B.A., the University of Chicago, Booth School of Business
- Holds the Chartered Financial Analyst® designation

DIRECTOR QUALIFICATION HIGHLIGHTS
The Board believes that Mr. Finkelstein's qualifications include his deep expertise in fixed income investments, his experience serving as the Company's Chief Executive Officer and Chief Investment Officer and his extensive markets and policy experience.

THOMAS HAMILTON   Independent Director since 2019



COMMITTEES
- Management Development and Compensation
- Nominating/ Corporate Governance
- Risk (Chair)

CAREER HIGHLIGHTS

Construction Forms, Inc., an industrial manufacturing company
- Owner and Director (2013 to present)
- President and Chief Executive Officer (2013 to 2020)

Barclays Capital (2004 to 2012)
- Strategic Advisor to the Global Head of Fixed Income, Currencies and Commodities in New York
- Global Head of Securitized Product Trading and Banking
- Head of Municipal Trading and Investment Banking

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS
- **Larimar Therapeutics, Inc.** (NASDAQ: LRMR)

OTHER AFFILIATIONS
- Co-Founder of the **CureFA Foundation**
- Director of the **Friedreich's Ataxia Research Alliance**
- Chairman of the Board of **Chondrial Therapeutics, Inc.** (2013 to 2020)

EDUCATION
- B.S. in Finance, the University of Dayton

DIRECTOR QUALIFICATION HIGHLIGHTS
The Board believes that Mr. Hamilton's qualifications include his expertise in fixed income, mortgage-related assets, strategies and markets and significant leadership experience.

KATHY HOPINKAH HANNAN, PhD, CPA   Independent Director since 2019



COMMITTEES
- Audit (Chair)
- Management Development and Compensation
- Nominating/ Corporate Governance

CAREER HIGHLIGHTS

KPMG, the U.S. member firm of the global audit, tax and advisory services firm KPMG International Limited
- Global Lead Partner, Senior Advisor for KPMG's Board Leadership Center and National Leader Total Impact Strategy (2015 to 2018)
- National Managing Partner of Diversity and Corporate Responsibility (2009 to 2015)
- Midwest Area Managing Partner, Tax Services (2004 to 2009)
- Founder, the KPMG Women's Advisory Board

OTHER AFFILIATIONS
- Trustee of the **Committee for Economic Development** in Washington D.C.
- Active member of **Women Corporate Directors**
- Chairman of the Board & National President for **Girl Scouts of the USA** (2014 to 2020)
- Member of the **National Advisory Council on Indian Education**, serving under President George W. Bush

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS
- **Otis Elevator Co.** (NYSE: OTIS)
- **Ginkgo Bioworks** (NYSE: DNA)

EDUCATION
- B.A., Loras College
- Ph.D. in Leadership Studies, Benedictine University
- Graduate of the Chicago Management Institute at the University of Chicago, Booth School of Business
- Graduate of the Institute of Comparative Political & Economic Systems at Georgetown University
- Completed the Carnegie Mellon/NACD Cyber-Risk Oversight Program and the NACD Master Class: Cyber-Risk Oversight Program and earned the CERT Certificate in Cybersecurity Oversight and the NACD Directorship Certification

DIRECTOR QUALIFICATION HIGHLIGHTS
The Board believes that Dr. Hannan's qualifications include her expertise in financial, tax and accounting matters as well as her significant experience in enterprise sustainability, corporate governance and organizational effectiveness.

MICHAEL HAYLON
Independent Director since 2008



Independent Chair of the Board

COMMITTEES
- Nominating/ Corporate Governance
- Risk

CAREER HIGHLIGHTS
Conning, Inc., a global provider of investment management solutions, services and research to the insurance industry
- Head of Conning North America (2018 to 2023)
- Managing Director (2012 to 2023)
- Head of Asset Management Sales, Products and Marketing (2014 to 2018)
- Head of Investment Products (2012 to 2014)

General Re — New England Asset Management
- Head of Investment Product Management (2010 to 2011)

Phoenix Companies, Inc.
- Chief Financial Officer (2004 to 2007)
- Executive Vice President and Chief Investment Officer (2002 to 2003)

OTHER AFFILIATIONS
- Prior member of the board of directors of **Aberdeen Asset Management**

EDUCATION
- B.A., Bowdoin College
- M.B.A., the University of Connecticut

DIRECTOR QUALIFICATION HIGHLIGHTS
The Board believes that Mr. Haylon's qualifications include his significant leadership and management experience from his years of management and oversight of large financial asset portfolios, his prior board experience with other companies and his expertise in financial matters.

MARTIN LAGUERRE
Independent Director since 2023



COMMITTEES
- Audit
- Corporate Responsibility

CAREER HIGHLIGHTS
Warburg Pincus, a global private equity firm
- Senior Advisor to capital solutions, financial services and business services (2023 to present)

Caisse de dépôt et placement du Québec ("CDPQ")
- Executive Vice President and Global Head of Private Equity and Managing Director of Capital Solutions (2019 to 2022)

CPP Investment Board (formerly CPPIB)
- Senior Principal (2016 to 2019)

General Electric Power & Water
- Managing Director (2010 to 2016)

IPG Photonics Corporation, DLJ, Credit Suisse and Lehman Brothers Investment Banking in New York
- Held various corporate roles

OTHER AFFILIATIONS
- Current board member of **Kestra Holdings** and **Competitive Power Ventures**
- Prior board member of **BGC Partners** (NASDAQ: BGCP)
- Representing CDPQ, previously served as a board member of **Sagen MI Canada**
- Representing CPP Investment Board, previously served as a board member of **Cordelio Power Inc., Auren Energia SA** (formerly Votorantim Energia), and a joint venture in select North American onshore renewable power assets of **Enbridge Inc.**

EDUCATION
- Bachelor of Commerce, McGill University
- M.B.A., the University of Chicago, Booth School of Business
- Desautels' Global Expert at McGill University's Desautels Faculty of Management
- Holds the Chartered Financial Analyst® designation

DIRECTOR QUALIFICATION HIGHLIGHTS
The Board believes that Mr. Laguerre's qualifications include his expertise in private equity, fixed income and investment banking, his prior board experience with other companies and his expertise in financial matters.

MANON LAROCHE
Independent Director since 2023



COMMITTEES
- Corporate Responsibility
- Risk

CAREER HIGHLIGHTS
Citigroup Inc., a multinational investment bank and financial services firm
- Managing Director, Head of Global Spread Products Securitized Sales, North America (2018 to 2023)
- Head of Global Securitized Markets Sales, New York (2012 to 2018)
- Managing Director in Global Securitized Markets Sales (2002 to 2012)

EDUCATION
- B.S. in Applied Math and Economics, Brown University

DIRECTOR QUALIFICATION HIGHLIGHTS
The Board believes that Ms. Laroche's qualifications include her expertise in Agency MBS, mortgages, fixed income, financing, repo, leverage and liquidity, as well as her experience working with a vast network of institutional investors.

ERIC A. REEVES
Independent Director since 2021



COMMITTEES
- Corporate Responsibility (Chair)
- Nominating/ Corporate Governance
- Risk

CAREER HIGHLIGHTS
Prospect Park LLC, a full-service advisory and investment banking firm
- Founder and Chief Executive Officer (2023 to present)

Duchossois Capital Management ("DCM")
- Managing Director, Head of Private Capital Investments (2017 to 2023)

The Duchossois Group
- Chief Administrative Officer (2017 to 2023)
- General Counsel & Secretary (2007 to 2023)

McDermott, Will & Emery
- Law Partner

Jones Day
- Corporate Attorney

OTHER AFFILIATIONS
- Former member of the boards of several DCM portfolio companies and funds
- Member of the Advisory Board of **Ozinga Bros.**
- Trustee at **Rush University Medical Center** and the **National Philanthropic Trust**
- Member of the **Henry Crown Fellows at the Aspen Institute**
- Honored as a Chicago United Business Leader of Color

EDUCATION
- B.A., the University of Michigan
- J.D., the Ohio State University

DIRECTOR QUALIFICATION HIGHLIGHTS
The Board believes that Mr. Reeves' qualifications include his expertise in sourcing, executing and managing private capital investments, his years of legal experience from serving as a general counsel and a law firm partner and his private company board experience.

JOHN H. SCHAEFER | Independent Director since 2013



COMMITTEES
- Audit
- Management Development and Compensation

CAREER HIGHLIGHTS
Morgan Stanley, a multinational investment bank and financial services firm
- President and Chief Operating Officer of the Global Wealth Management division (2000 to 2005)
- Member of the Management Committee (1998 to 2005)
- Executive Vice President and Chief Strategic and Administrative Officer (1998 to 2000)
- Managing Director and Head of Strategic Planning and Capital Management (1997 to 1998)

OTHER AFFILIATIONS
- Board member and Chair of the Audit Committee of **USI Holdings Corporation** (2008 to 2012)

EDUCATION
- B.B.A. in Accounting, the University of Notre Dame
- M.B.A., Harvard Business School

DIRECTOR QUALIFICATION HIGHLIGHTS
The Board believes that Mr. Schaefer's qualifications include his broad financial services management experience, including management of strategic planning, capital management, human resources, internal audit and corporate communications, as well as his board and audit committee experience.

GLENN A. VOTEK | Director since 2019 Independent Director since 2023



COMMITTEES
- Corporate Responsibility
- Risk

CAREER HIGHLIGHTS
Annaly Capital Management, Inc.
- Senior Advisor (March 2020 to August 2020)
- Interim Chief Executive Officer and President (November 2019 to March 2020)
- Chief Financial Officer (August 2013 to December 2019)

CIT Group
- President of Consumer Finance (2012 to 2013)
- Executive Vice President and Treasurer (1999 to 2013)

OTHER AFFILIATIONS
- Board member of the **NACD New Jersey Chapter**
- Former member of the **Rutgers Business School Alumni Board for Learning Experiences**

EDUCATION
- B.S. in Finance and Economics, Kean University/the University of Arizona
- M.B.A. in Finance, Rutgers Business School
- Attended the Executive Education Program of the Colgate W. Darden Graduate School of Business Administration, the University of Virginia
- Completed the Carnegie Mellon/NACD Cyber-Risk Oversight Program and earned the CERT Certificate in Cybersecurity Oversight, the Diligent Institute Climate Leadership Certification, which focuses on oversight of climate risk and related business strategies, and the NACD Directorship Certification

DIRECTOR QUALIFICATION HIGHLIGHTS
The Board believes that Mr. Votek's qualifications include his extensive knowledge of the Company's operations and assets through his prior roles as the Company's Interim Chief Executive Officer and President and Chief Financial Officer, his significant leadership experience and his financial and accounting expertise.

SCOTT WEDE
Independent Director since 2023



COMMITTEES
- Audit
- Risk

CAREER HIGHLIGHTS
Conventus Holdings Corp., a provider of business purpose loans
- President and Chief Finance Officer (2022)

Barclays Capital
- Global Head of Securitized Products and Municipal Finance (2004 to 2015)

OTHER AFFILIATIONS
- Member of the board of directors of **MPOWER Financing** (2021 to present)
- Member of the Advisory Board of **INFLO** (2020 to present)
- Member of the board of directors of **Rapid Applications Group LLC** (2016 to 2023)

EDUCATION
- B.S. in Business Administration, Creighton University

DIRECTOR QUALIFICATION HIGHLIGHTS
The Board believes that Mr. Wede's qualifications include his expertise in Agency MBS, mortgages, securitized products, risk management and the mortgage REIT sector.

VICKI WILLIAMS
Independent Director since 2018



COMMITTEES
- Management Development and Compensation (Chair)
- Nominating/ Corporate Governance

CAREER HIGHLIGHTS
NBCUniversal, a multinational media conglomerate
- Chief Human Resources Officer (2018 to present)
- Senior Vice President, Compensation, Benefits and HRIS (2011 to 2018)

Pay Governance LLC
- Partner

Towers Perrin (now Willis Towers Watson)
- Principal

EDUCATION
- B.S. in Education with a concentration in mathematics education, with honors, the University of Georgia
- M.B.A. with a concentration in finance and quantitative statistics, with honors, the University of Georgia

DIRECTOR QUALIFICATION HIGHLIGHTS
The Board believes that Ms. Williams' qualifications include her broad human resources, executive compensation and governance experience, including as Chief Human Resources Officer at a multinational company and as an external compensation consultant.

Recent Corporate Governance & Corporate Responsibility Highlights

We are committed to continually enhancing our corporate governance and corporate responsibility practices.

2020

- Completed management internalization to enable stronger alignment of incentives between stockholders and executives and increase transparency and disclosure
- Published inaugural ESG Report
- Formed an Inclusion Support Committee of Executive Sponsors
- Amended our Corporate Governance Guidelines to formalize the Board's commitment to seeking out highly qualified candidates of diverse gender and race/ethnicity
- Refined Director "over-boarding" policy to reduce the number of outside boards on which Directors can serve

2021

- Amended our governance documents to reflect integrated ESG oversight across the Board and its Committees
- Added new Independent Director
- Became a signatory of the CEO Action for Diversity and Inclusion
- Disclosed workforce diversity statistics, including EEO-1 Reports
- Finalist for the 2021 NACD Diversity, Equity and Inclusion awards
- Expanded to seven employee-led networks
- Disclosed racial/ethnic diversity of our Directors in our Board skills and experiences matrix

2022

- Proactively amended our bylaws to lower the threshold for stockholders to call special meetings to 25% votes entitled to be cast on a matter
- Added minimum performance threshold to annual incentive program and increased relative performance metrics to target above median (55%+) performance
- Enhanced our parental leave policy, providing extended leave for child and family care as well as access to expanded fertility benefits
- MSCI ESG Rating upgraded to A

2023

- Added three new Independent Directors
- Awarded a 2022 Bronze SHARP Award from Freddie Mac for the superior servicing portfolio performance of our mortgage servicer
- Included in the FTSE4Good Index for the fifth consecutive year
- Published fourth annual ESG Report outlining our progress toward our ESG goals and commitments
- Published a statement on human rights expressing our commitment to protect, preserve and promote human rights
- Coordinated over 25 volunteer activities with participation from over 70% of our employees

2024

- Published policy codifying our longstanding prohibition on the use of corporate funds for any political contributions or expenditures
- Taught U.S. residential mortgage markets course in partnership with Project Destined

CEO ACT!ON FOR DIVERSITY & INCLUSION

NACD DE&I AWARDS™



TCFD — TASK FORCE on CLIMATE–RELATED FINANCIAL DISCLOSURES



MSCI ESG RATINGS — A
CCC | B | BB | BBB | A | AA | AAA



FTSE4Good



SERVICER HONORS AND REWARDS PROGRAM

PROJECT DESTINED

Governing Documents

CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a Code of Business Conduct and Ethics (the "Code of Conduct"), which sets forth the basic principles and guidelines for resolving various legal and ethical questions that may arise in the workplace and in the conduct of business. This Code of Conduct is applicable to the Company's Directors, executive officers and employees, and is also a "code of ethics" as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of the Code of Conduct on our website.

CORPORATE GOVERNANCE GUIDELINES

The Board has adopted Corporate Governance Guidelines that, in conjunction with our charter, our bylaws and the charters of the Board Committees, provide the framework for governance of the Company.

OTHER GOVERNANCE POLICIES

Our Directors, executive officers and employees are also subject to our other governance policies, including a Foreign Corrupt Practices Act and Anti-Bribery Compliance Policy, an Insider Trading Policy and a Regulation FD Policy.

WHERE YOU CAN FIND THE CODE OF CONDUCT, CORPORATE GOVERNANCE GUIDELINES AND COMMITTEE CHARTERS

The Code of Conduct, Corporate Governance Guidelines, Audit Committee Charter, CR Committee Charter, MDC Committee Charter, NCG Committee Charter and Risk Committee Charter are available on our website (**www.annaly.com**). We will provide copies of these documents free of charge to any stockholder who sends a written request to:



Investor Relations
Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, NY 10036

BOARD COMMITTEES

The Board has five standing Committees: the Audit Committee, the Corporate Responsibility Committee, the Management Development and Compensation Committee, the Nominating/Corporate Governance Committee and the Risk Committee.

The table below shows the membership as of the date of this Proxy Statement of each Board Committee and the number of Committee meetings held in 2023.

Director	Independent	Annaly Committee Membership				
		Audit	Corporate Responsibility	Management Development and Compensation	Nominating/Corporate Governance	Risk
Francine J. Bovich	✓			M	C	
David L. Finkelstein						
Thomas Hamilton	✓	M		M		C
Kathy Hopinkah Hannan	✓	C $		M	M	
Michael Haylon	⭐ ✓				M	M
Martin Laguerre	✓	M $	M			
Manon Laroche	✓		M			M
Eric A. Reeves	✓		C		M	M
John H. Schaefer	✓	M		M		
Glenn A. Votek[1]	✓		M			M
Scott Wede	✓	M				M
Vicki Williams	✓			C	M	
% of Independent Members		100%	100%	100%	100%	100%
2023 Meetings (Board – 12)		6	4	8	5	5

⭐ Independent Chair of the Board   C Committee Chair   M Committee Member $ Audit Committee Financial Expert

(1)   The Board affirmatively determined that Mr. Votek became an Independent Director effective August 2023 under all applicable criteria for independence in accordance with the NYSE listing standards and the Company's Corporate Governance Guidelines. While Mr. Votek also has the attributes of an "audit committee financial expert" under SEC rules based on his experience serving in a number of senior financial executive roles, including as the Company's former CFO, we recognize that Mr. Votek does not yet qualify as an Independent Director under the director independence guidelines published by certain institutions at this time, and therefore the Board has determined not to appoint Mr. Votek to the Audit Committee, MDC Committee or NCG Committee until he meets such guidelines.

Committee Membership Determinations

The Board annually reviews the membership and chair of each Board Committee as part of its broader Board and Committee refreshment and succession planning. This review, which is led by the NCG Committee, takes into account, among other factors, the needs of the Committees, the experience, availability and projected tenure of Directors and the desire to balance Committee continuity with fresh insights. For additional detail, see the "***Board Effectiveness, Self-Evaluations and Refreshment***" section of this Proxy Statement.

AUDIT COMMITTEE

Number of Meetings in 2023: 6

COMMITTEE MEMBERS



Kathy Hopinkah Hannan, Chair ⓢ

Thomas Hamilton
Martin Laguerre ⓢ
John H. Schaefer
Scott Wede

KEY RESPONSIBILITIES

- Appoints the independent registered public accounting firm and reviews its qualifications, performance and independence
- Reviews the plan and results of the auditing engagement with the Chief Financial Officer and the independent registered public accounting firm
- Oversees internal audit activities
- Oversees the quality and integrity of financial statements and financial reporting process
- Oversees the adequacy and effectiveness of internal control over financial reporting
- Reviews and pre-approves the audit and permitted non-audit services and proposed fees of the independent registered public accounting firm
- Prepares the report of the Audit Committee required by SEC rules to be included in the proxy statement
- Together with the Risk Committee, jointly oversees practices and policies related to cybersecurity and receives regular reports from management throughout the year on cybersecurity and related risks

QUALIFICATIONS

Each member of the Audit Committee is financially literate and independent of the Company and management under the applicable rules of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the NYSE listing standards. The Board has designated Dr. Hannan and Mr. Laguerre as "audit committee financial experts" under applicable SEC rules.

For more information on the Audit Committee's responsibilities and activities, see the "***Board Oversight of Risk***" and "***Report of the Audit Committee***" sections of this Proxy Statement.

CORPORATE RESPONSIBILITY COMMITTEE

Number of Meetings in 2023: 4

COMMITTEE MEMBERS



Eric A. Reeves, Chair

Martin Laguerre
Manon Laroche
Glenn A. Votek

KEY RESPONSIBILITIES

- Assists the Board in its oversight of the Company's items of corporate responsibility that reflect the Company's values and character, including:
  - corporate philanthropy
  - responsible investments, including social impact investments
  - environmental and sustainability
  - public policy
  - reputation

For more information on the CR Committee's responsibilities and activities, see the "***Board Oversight of Risk***" and "***Environmental, Social and Governance***" sections of this Proxy Statement.

MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE   Number of Meetings in 2023: 8

COMMITTEE MEMBERS



Vicki Williams, Chair

Francine J. Bovich
Thomas Hamilton
Kathy Hopinkah Hannan
John H. Schaefer

KEY RESPONSIBILITIES

- Assists the Board in overseeing the Company's executive compensation policies and practices
- Reviews and recommends to the Independent Directors the approval of the compensation of the CEO
- Reviews and approves the compensation of the named executive officers ("NEOs"), other than the CEO
- Reviews, approves and recommends to the Board the adoption of equity-based compensation or incentive compensation plans
- Assists the Board in its oversight of the development, implementation and effectiveness of the Company's policies and strategies relating to its human capital management, including recruiting, retention, career development, management succession, corporate culture, diversity and employment
- Reviews the form and amount of Director compensation
- Prepares the report of the Compensation Committee required by SEC rules to be included in the proxy statement

QUALIFICATIONS

Each member of the MDC Committee is independent of the Company and management under the NYSE listing standards and qualifies as a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act.

For more information on the MDC Committee's responsibilities and activities, see the "***Compensation of Directors***," "***Compensation Discussion and Analysis***," and "***Report of the Compensation Committee***" sections of this Proxy Statement.

NOMINATING/CORPORATE GOVERNANCE COMMITTEE   Number of Meetings in 2023: 5

COMMITTEE MEMBERS



Francine J. Bovich, Chair

Kathy Hopinkah Hannan
Michael Haylon
Eric A. Reeves
Vicki Williams

KEY RESPONSIBILITIES

- Develops and recommends criteria for considering potential Board candidates
- Identifies and screens individuals qualified to become Board members and recommends to the Board candidates for nomination for election or re-election to the Board or to fill Board vacancies
- Develops and recommends to the Board a set of corporate governance guidelines and recommends modifications as appropriate
- Provides oversight of the evaluation of the Board
- Considers other corporate governance matters, such as Director tenure and retirement policies and potential conflicts of interest of Board members and senior management, and recommends changes as appropriate
- Considers continuing education alternatives for Directors and provides oversight of management's responsibility for providing the Board with educational sessions on matters relevant to the Company and its business

QUALIFICATIONS

Each member of the NCG Committee is independent of the Company and management under the NYSE listing standards.

For more information on the NCG Committee's responsibilities and activities, see the "***Director Criteria and Qualifications***," "***Consideration of Board Diversity***," "***Board Effectiveness, Self-Evaluations and Refreshment***," "***Director Nomination Process***," and "***Stockholder Recommendation of Director Candidates***" sections of this Proxy Statement.

RISK COMMITTEE
Number of Meetings in 2023: 5

COMMITTEE MEMBERS



Thomas Hamilton, Chair

Michael Haylon
Manon Laroche
Eric A. Reeves
Glenn A. Votek
Scott Wede

KEY RESPONSIBILITIES

- Assists the Board in its oversight of the Company's:
    - risk governance structure
    - risk management and risk assessment guidelines and policies regarding capital, liquidity and funding risk, investment/market risk, credit risk, counterparty risk, operational risk, compliance, regulatory and legal risk and such other risks as necessary to fulfill the Committee's duties and responsibilities
    - risk appetite, including risk appetite levels and capital adequacy and limits
- Together with the Audit Committee, jointly oversees practices and policies related to cybersecurity and receives regular reports from management throughout the year on cybersecurity and related risks

For more information on the Risk Committee's responsibilities and activities, see the "***Board Oversight of Risk***" section of this Proxy Statement.

BOARD STRUCTURE AND PROCESSES

Board Structure and Processes

The Board is continually focused on enhancing its structure, composition and effectiveness in response to the Board's annual self-evaluation and succession planning processes, its review of evolving best practices and feedback from the Company's stockholder engagement efforts.

Board Leadership Structure



DAVID L. FINKELSTEIN
Chief Executive Officer and
Chief Investment Officer



MICHAEL HAYLON
Independent Chair of the Board

Since 2019, the Board has separated the roles of CEO and Chair of the Board. While the Board believes that whether to have the same person occupy the offices of CEO and Chair of the Board should be decided by the Board from time to time in its business judgment, the Board has determined that having strong independent Board leadership in the form of an Independent Chair is in the best interests of the Company at this time. Currently, Mr. Haylon serves as Independent Chair of the Board.

The separation of the CEO and Chair roles allows the CEO to focus on our overall business and strategy, while allowing the Chair to focus their attention on governance of the Board and oversight of management. The Board believes that its independent oversight function is further enhanced by its policy to hold regular executive sessions of the Independent Directors without management present and the fact that a majority of our Directors (and every member of the Audit Committee, MDC Committee and NCG Committee) is independent. In addition, the Board believes its approach to risk management ensures that the Board can choose many leadership structures while continuing to effectively oversee risk management.

The Independent Chair of the Board

- Presides at meetings and executive sessions of the Board
- Serves as a liaison between the CEO and the Independent Directors
- Presides over annual meetings of stockholders
- Together with the Board, serves as an advisor to the CEO
- Participates, together with the MDC Committee, in the performance evaluation of the CEO
- Provides input into the selection of Committee chairs
- Approves Board meeting agendas and schedules
- Advises the CEO on the Board's informational needs
- Has authority to call and chair meetings and executive sessions of the Board
- Authorizes the retention of advisors and consultants who report to the Board
- Together with the NCG Committee Chair, leads the Board's annual performance evaluation
- If requested by stockholders, ensures that they are available when appropriate for consultation and direct communication with major stockholders

Independence of Directors

NYSE listing standards and our Corporate Governance Guidelines require that at least a majority of Board members are Independent Directors. The Board has adopted the definition of "independent director" set forth in Section 303A of the NYSE listing standards and has affirmatively determined that each Director (other than Mr. Finkelstein) has no material relationships with the Company other than as a Director (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company) and is therefore independent under all applicable criteria for independence in accordance with the standards set forth in the NYSE listing standards and our Corporate Governance Guidelines. However, we recognize that certain institutions would not yet view Mr. Votek as independent for purposes of serving on any of our three key Committees (Audit, MDC and NCG), and therefore the Board has determined not to appoint Mr. Votek to those Committees at this time.



Independence

92%

1

11

Executive Sessions of Independent Directors

Our Corporate Governance Guidelines require that the Board has regularly scheduled executive sessions of Independent Directors each year. These executive sessions, which are designed to promote unfettered discussions among the Independent Directors, are presided over by the Independent Chair of the Board. During 2023, the Independent Directors, without the participation of Board members who are members of management, held 11 executive sessions.

Board Oversight of Risk

Management
Responsible for day-to-day risk assessment and risk management. A series of management committees have decision-making responsibilities for risk assessment and risk management activities, including the: ▪ Operating Committee   ▪ Enterprise Risk Committee   ▪ Asset/Liability Committee   ▪ Financial Reporting and Disclosure Committee

Full Board
The Board has oversight of the Company's risk management framework, which it exercises primarily through its Risk Committee and Audit Committee with support from the other Board Committees. At least annually, the full Board reviews with management the Company's risk management program, which identifies and quantifies a broad spectrum of enterprise-wide risks, including cyber and technology-related risks, and related action plans

Audit Committee	Corporate Responsibility Committee	Management Development & Compensation Committee	Nominating/Corporate Governance Committee	Risk Committee
▪ Assists the Board in its oversight of the quality and integrity of the Company's accounting, internal controls and financial reporting practices, including appointing the independent auditor and reviewing its qualifications, performance and independence, and ensuring compliance with legal and regulatory requirements	▪ Assists the Board in its oversight of any matters that may present reputational or ESG risk to the Company	▪ Assists the Board in its oversight of risk related to the Company's compensation policies and practices and human capital management matters, including succession planning	▪ Assists the Board in its oversight of the Company's corporate governance framework, selection of Director candidates and the annual self-evaluation of the Board	▪ Assists the Board in its oversight of the Company's risk governance structure, risk management and risk assessment guidelines and policies, and risk appetite, including risk appetite levels and capital adequacy and limits

The Board has overall responsibility for technology-related oversight and strategy, which includes regular updates on our overall technology strategy, potential technology disruption and emerging technology and innovation trends, along with review of the Company's approach to major technology spending and innovations. In addition, the Board receives updates from the Audit Committee and Risk Committee, which have joint oversight of cyber and technology-related risks. The Audit Committee has specific oversight of cyber and technology risks related to financial reporting and the Risk Committee has specific oversight of cyber and technology risks related to operations. The Committees receive joint and individual presentations from management and external experts on the foregoing topics and held two joint meetings in 2023.

Dr. Hannan and Mr. Votek

completed the Carnegie Mellon/ NACD Cyber-Risk Oversight Program and earned the CERT Certificate in Cybersecurity Oversight in 2021. In 2023, Dr. Hannon completed the NACD Master Class: Cyber-Risk Oversight Program.

The Board exercises its oversight of ESG risk primarily through the CR Committee with support from the other Board Committees, as more fully described in the "*Environmental, Social and Governance*" section of this Proxy Statement. In addition to the risk oversight processes outlined above, the Board annually reviews its risk assessment of the Company's compensation policies and practices applicable to the Company's annual cash incentive and equity incentive plans. For additional information on this review, please see the "*Risks Related to Compensation Policies and Practices*" section of this Proxy Statement.

CEO Performance Reviews and Management Succession Planning

The Independent Chair of the Board and the MDC Committee Chair jointly coordinate and lead the Board's annual performance evaluation of the CEO, which reflects input from all Non-Employee Directors. The Board, led by the MDC Committee, oversees and maintains a succession plan for the CEO and other senior executives. Executive succession and talent development are a regular agenda item for the Board and, at least once per year, the Board has a fulsome discussion of talent at each business and functional leadership level across the Company. In carrying out this function, the Board endeavors to ensure that the Company's management has the capabilities to cause the Company to operate in an efficient and business-like fashion in the event of a vacancy in senior management, whether anticipated or sudden.

Board Effectiveness, Self-Evaluations and Refreshment

Our comprehensive Board and Committee refreshment and succession planning process is designed to ensure that the Board and each Committee is comprised of highly qualified Directors, with the independence, diversity, skills and perspectives to provide strong and effective oversight. The Board, led by the NCG Committee, annually evaluates the composition of the Board and each Committee and rigorously evaluates individual Directors to ensure a continued match of their skill sets and tenure against the needs of the Company. Following the election of Martin Laguerre as a new Independent Director in March 2023 and the retirement of the Company's co-founder Wellington J. Denahan from the Board in May 2023, the NCG Committee determined to initiate a targeted Board search process to identify and elect Director candidates with specific expertise in mortgages and Agency MBS. Manon Laroche was identified as a potential Director nominee by a member of management and Scott Wede was identified as a potential Director nominee by a member of the Board. Both Ms. Laroche and Mr. Wede were considered as part of an extensive and careful search, which involved numerous other candidates proposed by Directors, members of management and external advisors. As a result of this process, the Board elected Ms. Laroche and Mr. Wede as new Independent Directors effective October 1, 2023.

The NCG Committee is also responsible for overseeing an annual self-evaluation process for the Board. The self-evaluation process seeks to identify specific areas, if any, that need improvement or strengthening in order to increase the effectiveness of the Board as a whole and its members and Committees.

ANNUAL SELF-EVALUATION PROCESS



Review of Process	**1**	The NCG Committee Chair periodically reviews the self-evaluation process
Self-Evaluation Questionnaire or Interview	**2**	Directors provide feedback on the Board, each Committee and individual Directors through written questionnaires or interviews conducted by a third-party facilitator
Results Analyzed	**3**	Results of the self-evaluation are analyzed and aggregated by a third-party facilitator to maintain confidentiality
Deep Dive with NCG Chair	**4**	The third-party facilitator reviews the self-evaluation results with the NCG Committee Chair and discusses key themes and potential enhancements
Summary of Results	**5**	Summary of Board and Committee self-evaluation results is presented to the NCG Committee and then the full Board
Ongoing Feedback	**6**	Directors are encouraged to provide ongoing feedback outside the self-evaluation process
Feedback Incorporated	**7**	Policies and practices enhanced as a result of the annual self-evaluation and ongoing feedback

Focus areas of the 2023 self-evaluation, which was conducted by way of individual Director interviews facilitated by a third-party governance expert, included Board and Committee leadership structure, dynamics, priorities, skills, processes and fulfillment of responsibilities. Based in part on the results of the 2023 self-evaluation process, the Board's practices evolved in a number of ways during 2023, including:

Decisions Made in Response to 2023 Self-Evaluations

- Determination to identify additional Directors with mortgage and Agency MBS expertise
- Increased focus on a formalized Board Chair succession planning process to identify and vet potential Board Chair candidates
- Identified additional priority topics for Board's 2024 agenda

Director Criteria and Qualifications

The NCG Committee seeks to achieve a balance of knowledge, experience and capability on the Board and considers a wide range of factors when assessing potential Director nominees, including a candidate's:

- Background,
- Skills,
- Expertise,
- Diversity,
- Accessibility, and
- Availability to serve effectively on the Board.

All candidates should (i) possess the highest personal and professional ethics, integrity and values, exercise good business judgment and be committed to representing the long-term interests of the Company and (ii) have an inquisitive and objective perspective, practical wisdom and mature judgment. It is expected that all Directors will have an understanding of our business and be willing to devote sufficient time and effort to carrying out their duties and responsibilities effectively.

Consideration of Board Diversity

We endeavor to have a Board representing diverse backgrounds and a wide range of professional experiences. Our Corporate Governance Guidelines reflect the Board's commitment to seeking out highly qualified candidates of diverse gender and race/ethnicity, as well as taking into account other factors that promote principles of diversity, including diversity of a candidate's perspective, background, nationality, age and other demographics. The NCG Committee instructs any search firm it engages to include candidates of diverse gender and race/ethnicity in every Director candidate pool presented to the NCG Committee.

> *The Corporate Governance Guidelines formalize the Board's commitment to seeking out highly qualified candidates of diverse gender and race/ethnicity.*

Director Nomination Process

The NCG Committee is responsible for identifying and screening nominees for Director and for recommending to the Board candidates for nomination for election or re-election to the Board or to fill Board vacancies. The NCG Committee also seeks to maintain an ongoing list of potential Board candidates. Nominees may be suggested by:

- Directors,
- Members of management,
- Stockholders, or
- Professional search firms.

In evaluating a Director nomination, the NCG Committee may review materials provided by the nominator, a professional search firm or any other party.

Stockholder Recommendation of Director Candidates

Stockholders who wish the NCG Committee to consider their recommendations for Director candidates should submit their recommendations in writing to:

 Anthony C. Green
Chief Corporate Officer,
Chief Legal Officer and Secretary
Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, NY 10036

Following verification of the stockholder status of persons proposing candidates, recommendations are aggregated and considered by the NCG Committee at a regularly scheduled or special meeting. If any materials are provided by a stockholder in connection with the recommendation of a Director candidate, such materials are forwarded to the NCG Committee. Properly submitted recommendations by stockholders will receive the same consideration by the NCG Committee as other suggested nominees. Stockholders wishing to nominate an individual for election as a Director, rather than recommend a nominee to the Board, must follow the procedures set forth in our bylaws and abide by the timeline set forth on page 71 under the heading "***Stockholder Proposals and Nominations***."

Communications with the Board

Stockholders and other persons interested in communicating with an individual Director (including the Independent Chair of the Board), the Independent Directors as a group, any Committee of the Board or the Board as a whole, may do so by submitting such communication to:

 Annaly Capital Management, Inc.
[Addressee]
1211 Avenue of the Americas
New York, NY 10036

 Phone
1-888-8 ANNALY

 Facsimile
(212) 696-9809

 Email
investor@annaly.com

The Legal Department reviews all communications to the Directors and forwards those communications related to the duties and responsibilities of the Board to the appropriate parties. Certain items such as business solicitation or advertisements, product-related inquiries, junk mail or mass mailings, resumes or other job-related inquiries, spam and unduly hostile, threatening, potentially illegal or similarly unsuitable communications will not be forwarded.

Director Attendance

In 2023, the Board held 12 meetings. All Directors attended at least 75% of the aggregate number of meetings of the full Board and the Committees on which they served, during the period in which they served, in 2023.

The Company encourages each member of the Board to attend the Annual Meeting. All of our then-Directors attended the 2023 Annual Meeting of Stockholders (the "2023 Annual Meeting").

Board Commitment and Over-Boarding Policy

The Company's enhanced Director "over-boarding" policy provides that:

- Directors should not serve on more than three other public company boards in addition to the Company's Board;
- Directors who also serve as CEOs or hold equivalent positions at other companies should not serve on more than one other public company board in addition to the Company's Board; and
- A member of the Audit Committee should not serve on the audit committee of more than two other public companies.

> **The Company's "over-boarding" policy limits the number of outside boards on which our Directors can serve.**

Director Orientation and Continuing Education

The Board believes that Director orientation and continuing education is critical to each Director's ability to fulfill their responsibilities in a dynamic and constantly evolving business environment. New Directors participate in a robust onboarding process, which includes extensive training materials and personal briefings by senior management on the Company's strategic plans, financial statements and key policies and practices. In addition, we encourage Directors to participate in external continuing Director education programs, and we provide reimbursement for related expenses. Continuing Director education is also provided during Board meetings and as stand-alone information sessions outside of meetings. In line with our commitment to continuing Board education, the Board is a Full Board Member of the NACD, which gives Directors access to an extensive menu of Board education programs, along with research on governance trends and Board practices.

Certain Relationships and Related Party Transactions

APPROVAL OF RELATED PARTY TRANSACTIONS

The Board recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). The Board has adopted a written policy on transactions with related persons in conformity with NYSE listing standards.

Under this policy, any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved in advance by the Audit Committee or any other standing or ad hoc committee of the Board composed solely of Independent Directors who are disinterested or by the disinterested and Independent members of the full Board.

In connection with the review and approval of a related person transaction, management must:

- disclose the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction and all the material facts as to the related person's direct or indirect interest in, or relationship to, the related person transaction;
- advise as to whether the related person transaction complies with the terms of agreements governing the Company's material outstanding indebtedness that limit or restrict the Company's ability to enter into a related person transaction;

- advise as to whether the related person transaction will be required to be disclosed in the Company's filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act (together with the Securities Act, the "Acts"), and related rules and, to the extent such transaction is required to be disclosed, ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

- advise as to whether the related person transaction constitutes a "personal loan" for purposes of Section 402 of the Sarbanes-Oxley Act of 2002.

In addition, the related person transaction policy provides that a committee or disinterested Directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee Director or Director nominee, should consider whether such transaction would compromise the Director or Director nominee's status as an "independent" or "non-employee" Director, as applicable, under the rules and regulations of the SEC, the Acts, the NYSE listing standards and the Code of Conduct.

Compensation of Directors

We compensate the Non-Employee Directors. Any Director who is also an executive officer or employee does not receive compensation for serving on the Board. The MDC Committee is responsible for reviewing, and recommending to the Board, the form and amount of compensation paid to the Non-Employee Directors.

The annual compensation elements paid to the Non-Employee Directors for service on the Board and its standing committees for 2023 are set forth below:



2023 Annual Non-Employee Director Fees

DEFERRED STOCK UNIT ("DSU") GRANT **$155,000** In DSUs

CASH RETAINER **$100,000**

Additional Cash Retainers for Board Service	Amount ($)
Independent Board Chair	115,000
Vice Chair	10,000
Committee Member (all Board committees)	10,000
Committee Chairs[1]:	
▪ Audit	25,000
▪ MDC Committee	20,000
▪ All other Board committees	15,000

(1) Committee Chairs receive Committee Chair Retainers in addition to, and not in lieu of, Committee Member Retainers.

Each DSU is equivalent in value to one share of our common stock. DSUs are granted on the date of the annual stockholder meeting and are fully vested as of the date of grant. DSUs settle in shares of common stock within 30 days following the first to occur of (i) the first anniversary of the grant date or (ii) the Director's separation from service, and convert to shares of our common stock on the settlement date unless the Director elects to defer the settlement of the DSUs to a later date. DSUs do not have voting rights. DSUs pay dividend equivalents in either cash or additional DSUs at the election of the Director. Directors are also eligible to receive other stock-based awards under our 2020 Equity Incentive Plan, which includes a limit on the maximum total compensation payable to any Non-Employee Director.

We reimburse the Directors for their reasonable out-of-pocket travel expenses incurred in connection with their attendance at full Board and Committee meetings.

DIRECTOR STOCK OWNERSHIP GUIDELINE

The stock ownership guideline for Non-Employee Directors provide that each Non-Employee Director should strive to own an amount of our common stock equal to five times the annual cash retainer. Shares counting toward the guideline include shares that are owned outright, DSUs and any other shares held in deferral accounts. To facilitate achievement of the guideline, the Board has adopted and implemented a "retention ratio" that requires Non-Employee Directors to retain and hold 50% of the net profit shares from DSUs until the specified ownership level is achieved. As of the date of this Proxy Statement, all of the Non-Employee Directors had met or were on their way to meeting the stock ownership guideline.

The stock ownership guideline for Non-Employee Directors is five times the annual cash retainer.

ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT

During 2023, the MDC Committee retained an independent compensation consultant, Frederic W. Cook & Co. ("F. W. Cook"), to assist the MDC Committee in its review of the compensation provided to the Non-Employee Directors. F. W. Cook provides market research and analyses on Director compensation programs and proposals, including reviews of competitive market trends and design practices and relevant peer and market benchmarking. The MDC Committee considered F. W. Cook's independence in light of SEC regulations and NYSE listing standards. The MDC Committee discussed all relevant factors and concluded that no conflict of interest exists that would prevent F. W. Cook from independently representing the MDC Committee.

DIRECTOR COMPENSATION

The table below summarizes the compensation paid by the Company to the Non-Employee Directors for the fiscal year ended December 31, 2023.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation ($)	Total ($)
Francine J. Bovich	140,000	155,000	0	295,000
Wellington J. Denahan[3]	72,500	0	10,043[4]	82,543
Thomas Hamilton	141,250	155,000	0	296,250
Kathy Hopinkah Hannan	155,000	155,000	0	310,000
Michael Haylon	242,500	155,000	0	397,500
Martin Laguerre	120,000	155,000	0	275,000
Manon Laroche	30,000	155,000	0	185,000
Eric A. Reeves	145,000	155,000	0	300,000
John H. Schaefer	127,500	155,000	0	282,500
Glenn A. Votek	120,000	155,000	10,043[4]	296,626
Scott Wede	30,000	155,000	0	185,000
Vicki Williams	140,000	155,000	0	295,000

(1)   Fees earned or paid in cash may be prorated for partial year Board and/or Committee service.

(2)   The amounts in this column represent the aggregate grant date fair value of the DSU awards, which were granted to our Non-Employee Directors on May 17, 2023, are computed in accordance with FASB ASC Topic 718 and based on the closing price of the Company's common stock on the date of grant. DSUs are vested at grant and accrue dividend equivalents as additional DSUs or cash at the election of the Director.

(3)   Ms. Denahan retired from the Board effective May 17, 2023.

(4)   Represents the aggregate incremental cost to the Company for a Bloomberg terminal for the Director through May 17, 2023.

EXECUTIVE OFFICERS

The following table sets forth certain information with respect to the Company's executive officers:

Name	Age	Title
David L. Finkelstein	51	Chief Executive Officer and Chief Investment Officer
Serena Wolfe	44	Chief Financial Officer
Steven F. Campbell	52	President and Chief Operating Officer
Anthony C. Green	49	Chief Corporate Officer, Chief Legal Officer and Secretary

Biographical information on Mr. Finkelstein is provided above under the heading "***Election of Directors***."

SERENA WOLFE



CAREER HIGHLIGHTS

Annaly Capital Management, Inc.

- Chief Financial Officer (December 2019 to present)

Ernst & Young LLP ("EY")

- Partner and Central Region Real Estate Hospitality & Construction ("RHC") Leader, managing the go-to-market efforts and client relationships across the sector (2017 to 2019)
- Global RHC Assurance Leader (2017 to 2019)
- Partner (2011 to 2017)
- Practiced with EY for over 20 years, including six years with EY Australia and 16 years with the U.S. practice

OTHER PUBLIC COMPANY BOARD SERVICE

- **Lennar Corporation** (NYSE: LEN)
- **Doma Holdings, Inc.** (NYSE: DOMA)

EDUCATION

- Bachelor of Commerce in Accounting, the University of Queensland
- Certified Public Accountant in the states of New York and California

STEVEN F. CAMPBELL



CAREER HIGHLIGHTS

Annaly Capital Management, Inc.

- President (December 2020 to present)
- Chief Operating Officer (June 2020 to present)
- Head of Business Operations (2019 to June 2020)
- Head of Credit Operations and Enterprise Risk (2018 to 2019)
- Chief Operating Officer of Annaly Commercial Real Estate Group (2016 to 2018)
- Head of Credit Strategy (2015 to 2018)

Fortress Investment Group LLC

- Held various roles over six years, including serving as Managing Director in the Credit Funds business

OTHER AFFILIATIONS

- Member of the Advisory Board for the **Fitzgerald Institute of Real Estate at the** University of Notre Dame

EDUCATION

- B.B.A., the University of Notre Dame
- M.B.A., the University of Chicago, Booth School of Business

ANTHONY C. GREEN



CAREER HIGHLIGHTS.

Annaly Capital Management, Inc.

- Chief Corporate Officer, Chief Legal Officer and Secretary (January 2019 to present)
- Chief Legal Officer and Secretary (2017 to 2019)
- Deputy General Counsel (2009 to 2017)

K&L Gates

- Law Partner in the Corporate, Securities, Mergers & Acquisitions Group

EDUCATION

- B.A. in Economics and Political Science, the University of Pennsylvania
- J.D. and LL.M. in International and Comparative Law, Cornell Law School

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the key features of our executive compensation program and the MDC Committee's approach in deciding compensation for our NEOs for their performance in 2023, and is divided into four topics: (1) Executive Summary, (2) How Executive Compensation Decisions are Made, (3) Executive Compensation Design and Award Decisions for 2023 and (4) Executive Compensation Policies.

CONTENTS



DAVID L. FINKELSTEIN
- Chief Executive Officer
- Chief Investment Officer



SERENA WOLFE
- Chief Financial Officer



STEVEN F. CAMPBELL
- President
- Chief Operating Officer



ANTHONY C. GREEN
- Chief Corporate Officer, Chief Legal Officer and Secretary

1. Executive Summary

INTRODUCTION

Our employees are our greatest asset and we are committed to attracting, incentivizing and retaining an exceptional workforce. This commitment is evident in the design and evolution of our executive compensation program, which we believe incentivizes strong performance, drives alignment with stockholders and incorporates best practices, market insights and robust corporate governance. Executive compensation is one of the core pillars of our stockholder engagement strategy and we are proud of the responsive enhancements we have made year-over-year, along with our performance-driven compensation philosophy, practices and program construction, all of which are detailed below.

STOCKHOLDER FEEDBACK ON EXECUTIVE COMPENSATION AND CHANGES TO OUR PROGRAM

At our 2023 Annual Meeting, over 88% of the votes cast were in favor of the Say-on-Pay vote. The MDC Committee carefully reviewed these voting results, along with additional feedback from our stockholder engagement efforts, when making executive compensation decisions. Since the beginning of 2023, we initiated outreach to 100% of our top 100 institutional investors and had conversations with investors representing approximately 90% of outstanding shares held by our 10 largest stockholders.

Feedback confirms that most of our stockholders strongly support our executive compensation program, including the changes and enhancements we have made over the last few years. During these conversations, some stockholders noted that, for 2022, the MDC Committee had determined to apply its discretion to reduce total NEO incentive amounts to slightly below the amounts provided for by the Company's more formulaic annual incentive framework in order to address the Company's stock market performance and to increase alignment between the NEOs and our stockholders.

In response to this feedback, for 2023, the MDC Committee adopted refinements to its annual incentive framework, which consists of a corporate scorecard of objective financial and risk metrics (which accounts for 75% of the total scorecard value) along with a qualitative assessment of individual performance (which accounts for 25% of the total scorecard value). For 2022, the corporate scorecard utilized two equally-weighted financial metrics: (1) Relative Tangible Economic Return with an Absolute TSR governor; and (2) Operating Efficiency. For 2023, the MDC Committee determined to increase the weighting of the Relative Tangible Economic Return metric such that it now accounts for more than 60% of the total scorecard value linked to financial metrics, with Operating Efficiency accounting for the remainder. In addition, the MDC Committee determined to replace the TSR governor, which had previously only capped the portion of the annual incentive award tied to Relative Tangible Economic Return, with an Absolute Tangible Economic Return modifier, which impacts overall annual incentive award opportunity, including the portion of the award tied to individual performance.

Evolution of Annual Incentive Framework from 2022 to 2023



2022 Annual Incentive Framework
Relative Economic Return
30.0%
25.0%
Individual
CORPORATE
(mix of Risk Metrics, Relative Economic Return & OpEx)
75%
15.0%
Risk Metrics
OpEx
30.0%
Absolute TSR Governor
(applicable only to Relative Economic Return)

2023 Annual Incentive Framework
Relative Economic Return
37.5%
25.0%
Individual
CORPORATE
(mix of Risk Metrics, Relative Economic Return & OpEx)
75%
15.0%
Risk Metrics
OpEx
22.5%
Absolute Tangible Economic Return Modifier
(applicable to overall incentive award opportunity)

The MDC Committee back-tested the NEO compensation determinations for 2022 performance using the revised annual incentive framework developed for 2023 and noted that the amounts produced under the new framework were

consistent with the amounts actually awarded for 2022 performance, inclusive of the MDC Committee's discretionary reduction. Based on our conversations with investors, we believe these enhancements for 2023 appropriately address stockholder feedback, including the goal of achieving stronger alignment between the interests of our stockholders and those of our NEOs. The MDC Committee will continue to consider the outcome of future Say-on-Pay votes, as well as stockholder feedback received throughout the year, and invites stockholders to express their views to the MDC Committee as described under "*Communications with the Board.*"

PHILOSOPHY AND PROGRAM OBJECTIVES

The MDC Committee is committed to maintaining an executive compensation program that attracts, retains and incentivizes top executive talent and generates long-term value for stockholders by directly linking compensation payout to Company performance without encouraging unnecessary risk taking. Our compensation philosophy is driven by the following principles:



ANNALY Compensation Philosophy

PAY FOR PERFORMANCE
A significant portion of executive officer compensation should vary with business performance

CREATE LONG-TERM STOCKHOLDER VALUE
Equity incentive awards should have multi-year vesting and performance periods

SUPPORT RISK MANAGEMENT
Compensation policies and practices should reflect the Company's risk management culture

ATTRACT, RETAIN AND INCENTIVIZE TOP TALENT
Compensation packages should be market-competitive to facilitate hiring, retaining and motivating high-performing executives

REINFORCE OUR CULTURE AND ESG PRIORITIES
Compensation programs should incorporate our ESG goals and align leadership with our firm culture and values

COMPONENTS OF EXECUTIVE COMPENSATION

The table below describes the objectives supported by our primary compensation elements for 2023 — commonly referred to as "total direct compensation" — along with an overview of the key measures and governance principles for each element.

2023 Compensation Element			Objectives	Key Measures	Governance Principles
FIXED	Short-Term	BASE SALARY	▪ Provide a level of fixed pay appropriate to NEO's roles and responsibilities	▪ Experience, duties and scope of responsibilities ▪ Internal and external market factors	▪ Comprises minority of overall compensation opportunity compared to "at risk" pay
AT RISK / VARIABLE	Short-Term	ANNUAL CASH INCENTIVES	▪ Provide a market competitive annual cash incentive opportunity ▪ Incentivize and reward superior Company and individual performance	▪ Considers achievement of financial, risk and other operational performance measures for the performance year	▪ No guaranteed minimum award amounts ▪ Maximum award value of 120% of target[(1)]
AT RISK / VARIABLE	Long-Term	LONG-TERM INCENTIVES	▪ Align NEO's interests with long-term stockholder interests ▪ Encourage long-term, sustainable performance results ▪ Support retention of key talent	▪ Award amounts included as part of annual incentive and, as such, consider achievement of financial, risk and other operational performance measures for the performance year ▪ Restricted stock units ("RSUs") vest based on continued service and provide both retention and stock value accumulation incentives ▪ Performance share units ("PSUs") vest based on achievement of multiple rigorous Company performance metrics over a three-year performance period	▪ No guaranteed minimum award amounts ▪ Maximum award value of 120% of target at grant ▪ PSUs have a maximum award payout of 150% of grant ▪ Equally-weighted mix of PSUs and RSUs

(1)   Subject to potential application of a + / - 10% Absolute Tangible Economic Return modifier as appropriate.

STOCKHOLDER OUTREACH AND RESULTS OF 2023 SAY-ON-PAY VOTE

100%	**~90%**	**>200**
of top 100 institutional investors included in 2023-2024 outreach efforts	held meetings with stockholders representing ~90% of shares of 10 largest stockholders in 2023-2024 outreach season	meetings with stockholders across the U.S., Canada and Europe during 2023

At our 2023 Annual Meeting, over **88%** of the votes cast were in favor of the Say-on-Pay vote. The MDC Committee carefully reviewed these voting results, along with additional feedback from our stockholder engagement efforts, when making executive compensation decisions. Since the beginning of 2023, we initiated outreach to stockholders representing approximately **90%** of outstanding institutional shares. During these meetings, we solicited feedback on a number of corporate governance and corporate responsibility topics and requested feedback on stockholders' preferred practices for executive compensation design and disclosure.



Historical Say-on-Pay
Average **90.6%** Stockholder Approval
Over Last 6 Years

 As further described under "***Recent Stockholder Engagement Efforts***" above, the feedback generated through this engagement meaningfully informed the MDC Committee's executive compensation decisions for 2023 and, as highlighted below, directly contributed to the MDC Committee's holistic approach to institutionalizing a compensation program that drives performance, supports our culture and reflects the insights and priorities of our long-term investors.

 **What the Company Does**

- Majority of compensation is "at risk" — for 2023, variable performance-based compensation comprised 94% of the CEO's total compensation and 86% of the other NEOs' total compensation[1]
- MDC Committee applied a corporate scorecard reflecting both objective financial and non-financial goals (75% weighting) and individual achievements (25% weighting) in determining total incentive awards for 2023
- Multiple performance metrics — diversified mix of rigorous Company performance metrics, including tangible economic return and earnings available for distribution ("EAD") return on equity
- Relative performance metrics require above median (55%+) performance to achieve target payouts
- Two clawback policies for NEOs: one that covers financial restatements and a second for misconduct
- All NEOs are subject to robust stock ownership requirements and holding restrictions
- Annual assessment of NEO compensation practices against peer companies and best practices
- Annual compensation risk assessment to ensure compensation program does not encourage excessive risk-taking
- Regular stockholder feedback through robust outreach program

 **What the Company Does Not Do**

- No minimum guaranteed bonus amounts
- No guaranteed salary increases
- No severance benefits paid to an executive other than in connection with their involuntary termination of employment by the Company without "cause"
- No enhanced cash severance for terminations in connection with a change in control
- No NEO severance payments and benefits exceeding 2.99 times salary and bonus
- No "single trigger" cash severance or automatic vesting of equity awards based solely upon a change in control of the Company
- No excessive perquisites
- No tax gross-ups for change in control excise taxes or on any executive perquisites, other than for non-cash relocation benefits
- No hedging or pledging of Company stock
- No dividends or dividend equivalents on unvested awards paid unless and until the underlying awards are earned and vested
- No repricing of options or stock appreciation rights ("SARs") or the exchange of underwater options or SARs for cash or other awards without stockholder approval
- No supplemental executive retirement plans

(1)   Performance-based compensation percentages for 2023 derived from the Total Direct Compensation Table on page 39 of this Proxy Statement.

TOTAL DIRECT COMPENSATION TABLE

The following table supplements the ***Summary Compensation Table*** on page 54 and shows the total direct compensation paid or awarded to each NEO for 2023, 2022 and 2021. The table below is not a substitute for the required information included in the Summary Compensation Table; however, the MDC Committee believes it best aligns with how the MDC Committee views executive compensation for a given performance year. In accordance with SEC rules, the Summary Compensation Table includes the grant date fair value of stock awards in the year granted, even if the grant is based on a review of prior year performance. As discussed in more detail below, the RSU and PSU awards granted in early 2023 for performance in 2022 are included in the Summary Compensation Table but not in the Total Direct Compensation Table; conversely, the RSU and PSU awards granted in early 2024 for performance in 2023 are included in the Total Direct Compensation Table but not in the Summary Compensation Table.

| | | | Awards for Performance | | |
NEO	Year	Salary ($)	Variable Cash Awards ($)	Equity Awards ($)	Total ($)
David L. Finkelstein	2023	1,000,000	7,328,100[1]	8,328,100[1][2]	16,656,200[3]
	2022	1,000,000	5,984,000	6,984,000	13,968,000
	2021	1,000,000	6,325,000	7,325,000	14,650,000
Serena Wolfe	2023	750,000	2,348,400[1]	2,348,400[1][2]	5,446,800[3]
	2022	750,000	1,781,250	1,781,250	4,312,500
	2021	750,000	3,000,000	750,000	4,500,000
Steven F. Campbell[4]	2023	750,000	2,739,800[1]	2,739,800[1][2]	6,229,600[3]
	2022	750,000	1,828,750	1,828,750	4,407,500
	2021	—	—	—	—
Anthony C. Green	2023	750,000	2,035,300[1]	2,035,300[1][2]	4,820,600[3]
	2022	750,000	1,781,250	1,781,250	4,312,500
	2021	750,000	1,875,000	1,875,000	4,500,000

(1) These amounts represent the annual cash incentives paid by the Company to each executive for their service in 2023 and equal the amounts reported as 2023 compensation in the "Bonus" column of the Summary Compensation Table.

(2) These amounts approximate the dollar value of the RSUs and target PSUs that were granted to the NEOs in early 2024 as part of their annual incentive awards for performance in 2023 (ignoring rounding to whole units) and are based on the closing price of the Company's common stock on the date of grant (February 1, 2024). In accordance with SEC rules, these amounts do not appear as 2023 compensation in the Summary Compensation Table. Rather, the grant date fair value for these awards will appear as 2024 compensation in the "Stock Awards" column in next year's Summary Compensation Table. The breakdown between RSUs and PSUs of equity awards for 2023 performance (granted in 2024) to each executive is set forth in the table below:

NEO	RSUs ($)	PSUs ($)
David L. Finkelstein	4,164,050	4,164,050
Serena Wolfe	1,174,200	1,174,200
Steven F. Campbell	1,369,900	1,369,900
Anthony C. Green	1,017,650	1,017,650

(3) Total direct compensation amounts for 2023 do not reflect equity awards granted in February 2023 to each executive for performance in 2022. These awards are reflected as 2023 compensation in the "Stock Awards" column of the Summary Compensation Table.

(4) Mr. Campbell was not an NEO in 2021.

2. How Executive Compensation Decisions Are Made

OVERVIEW

The MDC Committee reviews and discusses the performance of the CEO and makes recommendations regarding the CEO's compensation for review and approval by the Independent Directors. For the other NEOs, the CEO makes individual compensation recommendations for review and approval by the MDC Committee. In making compensation recommendations and determinations for all NEOs, the MDC Committee utilizes the advice of its independent compensation consultant, reviews compensation-related policies and feedback of long-term investors, analyzes competitive market information and peer group data and assesses Company and individual performance.

Our Human Capital Management team supports the MDC Committee in the execution of its responsibilities with assistance from our Finance and Legal teams. Our Chief Human Resources Officer, Chief Financial Officer and Chief Legal Officer oversee the development of materials for each MDC Committee meeting, including market data, historical compensation and individual and Company performance metrics. No NEO, including the CEO, has a role in determining their own compensation.

ROLE OF THE MDC COMMITTEE'S INDEPENDENT COMPENSATION CONSULTANT

During 2023, the MDC Committee retained an independent compensation consultant, F. W. Cook, to advise the MDC Committee on the Company's executive compensation program design and structure. In this capacity, F. W. Cook regularly attended meetings and executive sessions of the MDC Committee. As described above, F. W. Cook also assisted the MDC Committee in its review of our compensation program for Non-Employee Directors. During 2023, F. W. Cook served solely as a consultant to the MDC Committee and did not provide any other services to the Company. The MDC Committee considered F. W. Cook's independence in light of SEC regulations and NYSE listing standards and concluded that no conflict of interest exists that would prevent F. W. Cook from serving as an independent consultant to the MDC Committee.

COMPANY MARKET DATA

The MDC Committee considered compensation data and practices of a group of peer companies recommended by F. W. Cook (the "Compensation Peer Group"), as well as third party survey data and current market trends and practices generally, in developing appropriate compensation packages for the NEOs in 2023. The MDC Committee did not set target compensation to meet any particular benchmark level; however, it used the median of the market data provided by F. W. Cook to help guide its 2023 decisions.

The MDC Committee recognizes that developing an appropriate Compensation Peer Group for the Company is challenging because there are few mortgage REITs that are of similar size and complexity to the Company, while similarly sized asset managers and financial companies may have very different portfolios, investment strategies and return profiles, due in part to their non-REIT status. The MDC Committee reviews the composition of the Compensation Peer Group at least annually and makes modifications as appropriate. The 2023 Compensation Peer Group was approved without change by the MDC Committee, following an assessment and guidance from F. W. Cook.

Process for Determining Compensation Peer Group



Sector	1	mREITs, assets managers that manage mREITs and other asset managers/financial companies
Revenue and/or Market Cap	2	Generally within 50%-200% of the Company
Fit	3	Similar assets, stockholders and talent

Compensation Peer Group

▪ Affiliated Managers Group, Inc.	▪ Jefferies Financial Group	▪ Raymond James Financial, Inc.
▪ AGNC Investment Corp.	▪ Lazard Ltd.	▪ Redwood Trust, Inc.
▪ Ameriprise Financial, Inc.	▪ MFA Financial, Inc.	▪ The Carlyle Group L.P.
▪ Chimera Investment Corporation	▪ New York Mortgage Trust	▪ Voya Financial
▪ Franklin Resources, Inc.	▪ PennyMac Financial Services, Inc.	

In part due to the challenges highlighted above, the MDC Committee uses a separate group of mortgage REIT peers (the "Performance Peer Group") to evaluate our performance under the corporate scorecard described above and to determine PSU award payouts as described further below. The composition of the Performance Peer Group is reviewed by the MDC Committee annually to ensure that the companies have portfolios and investment strategies that most closely resemble our focus on residential mortgage assets.

Performance Peer Group

▪ AGNC Investment Corp.	▪ Ellington Financial Inc.	▪ Orchid Island Capital, Inc.
▪ ARMOUR Residential REIT, Inc.	▪ Invesco Mortgage Capital, Inc.	▪ Redwood Trust, Inc.
▪ Chimera Investment Corporation	▪ MFA Financial, Inc.	▪ Rithm Capital Corp.[1]
▪ Dynex Capital, Inc.	▪ New York Mortgage Trust	▪ Two Harbors Investment Corp.

(1)   For 2023, following continued scaling of our MSR business, the MDC Committee determined to add Rithm Capital Corp. as a new peer given its diversified investment strategies, including MSR.

The MDC Committee reviews the compensation of executives in the Compensation Peer Group at least once per year. A broad range of data is considered by the MDC Committee to ascertain whether the CEO and other NEOs are appropriately positioned in respect of the median to properly reflect various factors, such as our performance within the Performance Peer Group, the unique characteristics of the individual executive's position and applicable succession and retention considerations.

3. Executive Compensation Design and Award Decisions for 2023

OVERVIEW

Our executive compensation program primarily consists of base salaries and annual incentive awards delivered part in cash and part in equity awards, which include both RSUs and PSUs. The RSUs and PSUs include time-based and performance-based vesting requirements over multiple years following their grant to further encourage sustainable Company performance that is aligned with long-term stockholder interests. The charts include the target annual cash incentive opportunities and RSU and target PSU grant values for our NEOs for 2023.

2023 Target Pay Mix[(1)]



2023 CEO Pay Mix
Long-Term Incentives —RSUs
Base Salary
6%
25%
94%
AT-RISK PERFORMANCE - BASED
Long-Term Incentives —PSUs
25%
44%
Annual Cash Incentive
50% Cash
50% Equity

2023 Other NEO Pay Mix
Long-Term Incentives —RSUs
Base Salary
14%
22%
86%
AT-RISK PERFORMANCE - BASED
Long-Term Incentives —PSUs
22%
43%
Annual Cash Incentive
57% Cash
43% Equity

(1) 2023 CEO and Other NEO pay mix derived from the Total Direct Compensation Table on page 39 of this Proxy Statement. Percentages may not sum to 100% due to rounding.

BASE SALARY

Base salaries for NEOs are established after considering a variety of factors, including market data, historic pay, internal pay equity, the scope of each NEO's responsibilities and individual and Company performance. No NEO is entitled to any guaranteed salary increase. Base salaries were not increased for the NEOs during 2023.

NEO	2023 Salary ($)	2022 Salary ($)	Percentage Change
David L. Finkelstein	1,000,000	1,000,000	0%
Serena Wolfe	750,000	750,000	0%
Steven F. Campbell	750,000	750,000	0%
Anthony C. Green	750,000	750,000	0%

2023 ANNUAL INCENTIVES — CASH AND EQUITY AWARDS

The MDC Committee established target amounts for the NEOs' 2023 incentive awards at the beginning of the performance period. Target amounts for the NEOs were established based on advice from the MDC Committee's independent compensation consultant, F. W. Cook, following a review of relevant Compensation Peer Group and broader market compensation data, an assessment of Company and individual performance in 2022 and other individual factors such as role, responsibilities, tenure and retention needs. For the NEOs other than the CEO, the MDC Committee also considers individual compensation recommendations from the CEO in establishing targets for such executives. For 2023, the MDC Committee approved increases to the NEOs' target incentive awards, reflecting the MDC Committee's evaluation of market pay levels in the Compensation Peer Group and using broader market compensation data and a review and recognition of the evolution of the NEOs' performance and responsibilities in the years since the Company's management internalization, including the elevation of Mr. Campbell to the role of President at the end of 2022:

Name and Position	Target Cash Incentive ($)	Target RSUs ($)	Target PSUs ($)	Target Total Incentive ($)
David L. Finkelstein Chief Executive Officer and Chief Investment Officer	7,000,000	4,000,000	4,000,000	**15,000,000**
Serena Wolfe Chief Financial Officer	2,250,000	1,125,000	1,125,000	**4,500,000**
Steven F. Campbell President and Chief Operating Officer	2,625,000	1,312,500	1,312,500	**5,250,000**
Anthony C. Green Chief Corporate Officer and Chief Legal Officer	1,950,000	975,000	975,000	**3,900,000**

Annual incentive awards have a maximum opportunity of up to 120% of target (subject to potential application of an Absolute Tangible Economic Return modifier, as discussed below) and there is no minimum guaranteed award amounts; thus, unless a minimum performance threshold is achieved, no incentive payments ($0) will be made. The MDC Committee determines final incentive award amounts after assessing Company performance against a scorecard of corporate/organizational metrics (75% weighting) and a qualitative assessment of individual performance (25% weighting). The overall score for the scorecard is based on the aggregated weighted score (between 0 (minimum) and 8 (maximum)) and the weighted score for each measure is calculated by multiplying (x) the scorecard weighting for each measure times (y) the value of each measure times (z) a scaling factor of 4.

In order to achieve stronger alignment between the interests of our stockholders and our NEOs, for 2023 the MDC Committee rebalanced the corporate scorecard's mix of financial metrics, and replaced an Absolute TSR governor, which had been linked to a single financial metric, with a broader + / − 10% Absolute Tangible Economic Return modifier that impacts overall annual incentive award opportunity. The MDC Committee believes that Absolute Tangible Economic Return better measures stockholder value creation within our REIT model as it reflects not only changes in the Company's tangible book value, but also common stock dividends declared over the measurement period.

The MDC Committee believes that determining the total incentive award based on a combined review of corporate/financial and risk goals and individual achievements ensures that compensation outcomes are aligned to sustainable performance results consistent with our risk management policies. The MDC Committee also believes that delivering part of the annual incentive through equity awards that vest over time based on continued employment and, for PSUs, continued Company performance supports the retention of the NEOs and encourages a longer-term focus on the Company's performance aligned to stockholder interests. For 2024, the MDC Committee determined not to increase the NEOs' target incentive awards from their 2023 levels.

2023 ANNUAL INCENTIVES — CORPORATE/ORGANIZATIONAL PERFORMANCE

Our corporate/organizational performance determines 75% of each executive's individual incentive award payout. Of the corporate/organizational factors, objective financial metrics comprised 80% of the 2023 corporate scorecard (and determined 60% of overall incentive award payout). 2023 financial metrics consisted of two metrics: (1) Relative Tangible Economic Return, which accounted for 50% of the total scorecard; and (2) Operating Efficiency, which accounted for 30%. The MDC Committee believes that Relative Tangible Economic Return is a critically important measure of our annual and long-term financial performance and supports sustained value creation for stockholders and our Operating Efficiency goal of 1.40% operating expense as a percentage of equity reflects our stated long-term target operating expense ratio. Scorecard results for these metrics are determined based on actual performance for the first three quarters of the year because the annual incentive performance determinations for award payouts are generally made prior to Company and peer financial reporting for the last quarter of the year.

Of the corporate/organizational factors, risk metrics comprised 20% of the total 2023 corporate scorecard (and determined 15% of overall incentive award payout). 2023 risk metrics included two equally-weighted metrics: (1) Market Risk (as represented by our average daily liquid box); and (2) Operational Risk (as represented by our control environment and cyber defense). Additional details on our corporate scorecard components and related performance are set forth below.

Category	Scorecard Weighting	Measure	Criteria	Illustrative Performance Highlights[1]	Result[2]	Value[3]	Weighted Score[4]
Financial Performance	50%	Relative Tangible Economic Return[5]	▪ Exceed >55% ▪ Target =55% ▪ Threshold <55%	▪ Relative Tangible Economic Return: 86%	Exceed	1.8	3.5
	30%	Operating Efficiency[6] (Absolute)	▪ Exceed <1.40% ▪ Target =1.40% ▪ Threshold <1.45%	▪ Absolute OpEx to Equity: 1.44%	Threshold	0.2	0.3
Risk	10%	Market Risk (Average Daily Liquid Box)	▪ Exceed >limit ▪ Target =limit ▪ Threshold <limit	▪ Daily, monthly and quarterly liquidity consistently exceeded limits ▪ Maintained strong liquidity position to mitigate risk across the portfolio	Exceed	2.0	0.8
	10%	Operational Risk	▪ Control environment and cyber defense	▪ Strong control environment ▪ No cyber breaches at the Company throughout the year	Target	1.5	0.6
TOTAL	**100%**						**5.2**

(1) Illustrative performance highlights for financial performance metrics reflect actual performance for the first three quarters of 2023.

(2) Scorecard results for financial performance metrics are determined based on actual performance for the first three quarters of 2023.

(3) Performance value is measured on a 0-to-2 scale with 0 representing "Below Target," 1 representing "Target," and 2 representing "Exceed Target," with financial performance results interpolated on a linear basis.

(4) The highest possible aggregate weighted score is 8.00.

(5) "Tangible Economic Return" or "Absolute Tangible Economic Return" means the Company's change in tangible book value (calculated by summing common stock, additional paid-in capital, accumulated other comprehensive income (loss) and accumulated deficit less intangible assets) plus dividends declared divided by the prior period's tangible book value. "Relative Tangible Economic Return" is defined as the Company's percentile ranking for the relevant period against the Performance Peer Group ranked by Tangible Economic Return results, with assessment weighted on a 70% / 30% basis of agency peers (AGNC Investment Corp., ARMOUR Residential REIT, Inc., Invesco Mortgage Capital, Inc. and Orchid Island Capital, Inc.) versus credit peers (Chimera Investment Corporation, Dynex Capital, Inc., Ellington Financial Inc., MFA Financial, Inc., New York Mortgage Trust, Redwood Trust, Inc., Two Harbors Investment Corp. and, for 2023, Rithm Capital Corp.), which estimates the Company's average capital allocation over the measurement period. Absolute Tangible Economic Return for the measurement period was 6.1%.

(6) "Operating Efficiency" represents operating expenses as a percentage of average equity and excludes transaction expenses and nonrecurring items for the relevant period.

The MDC Committee used the weighted score as calculated above to determine the corporate scorecard multiplier based on the scale below, with results interpolated on a linear basis.

Range	Multiplier
Score = 8	120% (Maximum)
Score 7.00 − 7.99	115% − 119.9%
Score 6.00 − 6.99	110% − 114.9%
Score 5.00 − 5.99	105% − 109.9%
Score 4.00 − 4.99	100% − 104.9%
Score 3.00 − 3.99	95% − 99.9%
Score 2.00 − 2.99	90% − 94.9%
Score 1.00 − 1.99	85% − 89.9%
Score 0.40 − 0.99	80% − 84.9%
Score 0.40	80% (Minimum Threshold)
Score < 0.40	0% (Below Threshold / No Incentive Payout)

Based on the above, the MDC Committee determined that the corporate/organizational portion of the 2023 annual incentives had been achieved at 105.8% of target.[1]

_____

(1)   Corporate multipliers have been rounded to the nearest tenth of a percent.

2023 ANNUAL INCENTIVES — INDIVIDUAL PERFORMANCE

While the Company's corporate/organizational achievement determined 75% of each executive's individual incentive award payout, the MDC Committee considered each NEO's significant individual contributions to determine the remaining 25%. The individual achievements considered by the MDC Committee described below reflect not only each executive's direct contribution to our financial performance, but also their contributions to our progress against our ESG, human capital management and organizational resilience goals.

DAVID L. FINKELSTEIN



Chief Executive Officer and Chief Investment Officer

2023 PERFORMANCE HIGHLIGHTS

As Chief Executive Officer and Chief Investment Officer, Mr. Finkelstein is responsible for leading the Company and the development and implementation of corporate policy and strategy, and serving as the primary liaison between the Board and management as well as being the primary public face of the firm.

In 2023, Mr. Finkelstein:

- Advanced the Company's strategic plan focused on our core expertise in residential mortgage finance, while maintaining a defensive risk posture with low delinquencies and strong credit profile
- Further scaled the whole loan correspondent channel and executed 13 whole loan securitizations totaling $4.9 billion over the course of 2023
- Significantly increased dedicated capital to the MSR business to become the fifth largest purchaser of bulk MSR in 2023[1]
- Continued to proactively manage and decrease leverage profile throughout the year amidst substantial market volatility
- Raised $674 million of accretive common equity through the Company's at-the-market ("ATM") sales program[2]
- Led recruitment of three new highly qualified Independent Directors to the Board representing diverse views, expertise, racial/ethnic backgrounds and other demographics
- Drove the Company's recognition as a mortgage finance thought leader through engagement with regulators, policymakers, members of the media, the investor community, industry organizations and advisory committees
- Oversaw ESG initiatives across the firm, including the year-over-year improvement to the Company's ESG ratings

SERENA WOLFE



Chief Financial Officer

2023 PERFORMANCE HIGHLIGHTS

As Chief Financial Officer, Ms. Wolfe manages the firm's overall financial condition, as well as our financial analysis and reporting. Further to these responsibilities, she also oversees various control functions and shares responsibility for aspects of the Company's operations and technology groups.

In 2023, Ms. Wolfe:

- Oversaw the efficient build-out of the Company's finance group operations to support growth of the Company's Residential Credit and MSR businesses
- Ensured diligent focus on costs and capital efficiencies across the Company
- Led initiatives to meaningfully increase warehouse financing capacity in light of the evolution and growth of the Company's businesses
- Created a strong partnership and collaboration with investment teams on key accounting and reporting matters
- Represented the Company in meetings with members of the media, the investor community, industry organizations, competitors and outside parties

---

(1) Information aggregated from 2023 Fannie Mae and Freddie Mac monthly loan level files by eMBS servicing transfer data as of December 31, 2023.

(2) Net of sales agent commissions and excluding other offering expenses.

STEVEN F. CAMPBELL



President and Chief Operating Officer

2023 PERFORMANCE HIGHLIGHTS

As President and Chief Operating Officer, Mr. Campbell works closely with the executive team to help oversee Annaly's overall strategy, operations and risk management, and shares responsibility for aspects of the Company's technology group.

In 2023, Mr. Campbell:

- Took on leadership of business operations with additional personnel management and led the initiative to gain operational synergies between the Company's Residential Credit and MSR businesses
- Conducted business planning and budgeting for all investment and support groups
- Oversaw the further buildout of the Company's Operational Risk and Project Management functions
- Managed the firm's Investor Relations and Corporate Communications efforts
- Led the firm's strategic and capital markets functions amidst continued market volatility

ANTHONY C. GREEN



Chief Corporate Officer, Chief Legal Officer and Secretary

2023 PERFORMANCE HIGHLIGHTS

As Chief Corporate Officer and Chief Legal Officer, Mr. Green is responsible for overseeing the Company's legal and compliance groups, corporate responsibility efforts, government relations and various control functions. He also serves as Secretary to the Board.

In 2023, Mr. Green:

- Played a critical role in the successful identification and onboarding of three new highly qualified Independent Directors to the Board
- Managed corporate governance relationships with stockholders and provided oversight of the Company's continuous stockholder engagement program
- Ensured appropriate legal and regulatory controls and governance in relation to the expansion of the Company's Residential Credit and MSR businesses
- Provided high-level legal support of the firm's capital markets and strategic initiatives
- Continued to expand outside counsel incentive program to support increased diversity at the Company's law firm partners

In light of the individual achievements highlighted above, the MDC Committee determined that each NEO achieved their individual performance objectives at 100% of target. Combined with the MDC Committee's determination that the corporate/organizational portion of the 2023 annual incentives had been achieved at 105.8% of target, this resulted in a blended multiplier of 104.4% of target prior to the application of the + / − 10% Absolute Tangible Economic Return modifier.

2023 ANNUAL INCENTIVES — ABSOLUTE TANGIBLE ECONOMIC RETURN MODIFIER

For 2023, the MDC Committee added an Absolute Tangible Economic Return modifier to the Company's annual incentive framework, which can impact the corporate/individual blended multiplier as much as 10% in either direction. The MDC Committee believes that the Absolute Tangible Economic Return modifier enhances the alignment of interests between the NEOs and stockholders by increasing the value of absolute performance within the annual incentive program. The MDC Committee used the Company's 2023 Absolute Tangible Economic Return of 6.1% to determine the impact to the corporate/individual blended multiplier using the scale below:

Range of Absolute Tangible Economic Return	Impact to Blended Multiplier
< (5%)	(10%)
(5%) – 0%	(10%) – (5%)
0% – 5%	(5%) – 0%
5% – 10%	0%
10% – 15%	0% – 5%
15% – 20%	5% – 10%
> 20%	10%

Based on the above, the MDC Committee determined that the Absolute Tangible Economic Return result of 6.1% and had no impact on the corporate/individual blended multiplier, resulting in a Final Multiplier of 104.4%.(1) The MDC Committee determined that annual incentive amounts for 2023 performance should reflect actual results for the year and thus determined that no adjustments to such amounts were appropriate.



Weighted Corporate Multiplier(1)	+	Weighted Individual Multiplier	=	Blended Multiplier	+	Absolute Economic Return Modifier	=	Final Multiplier(1)
79.4% (105.8% x 75%)		25.0% (100% x 25%)		104.4%		0.0%		104.4%

Name and Position	Target Value ($)	Final Multiplier(1)	Total Annual Incentive Value ($)
David L. Finkelstein Chief Executive Officer and Chief Investment Officer	15,000,000	104.4%	**15,656,200**
Serena Wolfe Chief Financial Officer	4,500,000	104.4%	**4,696,800**
Steven F. Campbell President and Chief Operating Officer	5,250,000	104.4%	**5,479,600**
Anthony C. Green Chief Corporate Officer and Chief Legal Officer	3,900,000	104.4%	**4,070,600**

(1) The Weighted Corporate Multiplier and Final Multiplier have been rounded to the nearest tenth of a percent. Each executive officer's Total Annual Incentive Value may not match dollar for dollar to the amount produced by strict application of the Final Multiplier to their Target Value due to rounding. The Final Multiplier can reach a maximum of 130% if the Absolute Tangible Economic Return modifier is applied at the highest level.

The MDC Committee then applied pay mix ratios to each NEO's total annual incentive amount to determine the appropriate allocation between cash and equity. For all NEOs other than the CEO, the MDC Committee determined to award 50% of total annual incentive value in the form of cash and 50% in the form of equity. For the CEO, the MDC Committee determined to increase the relative weighting of equity as a percentage of total incentive compensation to greater than 50% so that 50% of the CEO's total direct compensation for 2023 (inclusive of his base salary) would be awarded in the form of equity. For all NEOs, the MDC Committee determined to allocate equity incentive awards evenly between RSUs and PSUs.

	Pay Mix Ratios	
NEO	**Total Annual Incentive Pay Mix (Cash/Equity)**	**Equity Component Pay Mix (RSUs/PSUs)**
Chief Executive Officer	47% cash/53% equity	50% RSUs/50% PSUs
All Other Executive Officers	50% cash/50% equity	50% RSUs/50% PSUs

Following application of the applicable pay mix ratios to each NEO's annual incentive amount, the MDC Committee approved (and in the case of the CEO, the MDC Committee recommended and the Independent Directors approved) the following cash and equity incentive awards for each NEO for 2023. The RSU and PSU amounts reflect the grant date fair value of the award to each NEO. Additional detail about the RSUs and PSUs granted as part of the 2023 annual incentive award follow the table:

NEO	**Cash[1] ($)**	**RSUs[2] ($)**	**PSUs[2] ($)**	**Total ($)**
David L. Finkelstein Chief Executive Officer and Chief Investment Officer	7,328,100	4,164,050	4,164,050	**15,656,200**
Serena Wolfe Chief Financial Officer	2,348,400	1,174,200	1,174,200	**4,696,800**
Steven F. Campbell President and Chief Operating Officer	2,739,800	1,369,900	1,369,900	**5,479,600**
Anthony C. Green Chief Corporate Officer and Chief Legal Officer	2,035,300	1,017,650	1,017,650	**4,070,600**

(1) These amounts represent the annual cash incentives paid by the Company to each executive for their service in 2023 and equal the amounts reported as 2023 compensation in the "Bonus" column of the Summary Compensation Table.

(2) These amounts approximate the dollar value of the RSUs and target PSUs that were granted to the NEOs in early 2024 as part of their annual incentive awards for performance in 2023 (ignoring rounding to whole units) and are based on the closing price of the Company's common stock on the date of grant (February 1, 2024). In accordance with SEC rules, these amounts do not appear as 2023 compensation in the Summary Compensation Table. Rather, the grant date fair value for these awards will appear as 2024 compensation in the "Stock Awards" column in next year's Summary Compensation Table.

2023 Annual Incentives — Grant of RSUs

RSUs granted to the NEOs in early 2024 as part of their total incentive awards for 2023 will vest in three equal installments, beginning in February 2025, subject to the NEO's continued employment. The number of RSUs granted is based on the closing price of our common stock on the date of grant (February 1, 2024). The following chart summarizes the RSUs granted to the NEOs as part of their total incentive awards for 2023:

	RSUs	
NEO	**($)**	**(#)**
David L. Finkelstein	4,164,050	212,777
Serena Wolfe	1,174,200	60,000
Steven F. Campbell	1,369,900	70,000
Anthony C. Green	1,017,650	52,000

2023 Annual Incentives — Grant of PSUs

Payouts of the PSUs granted to the NEOs in early 2024 as part of their total incentive awards for 2023 will be determined at the end of the performance period (January 1, 2024 — December 31, 2026) based on the achievement of performance targets established by the MDC Committee at the beginning of the performance period. The PSUs utilize two equally-weighted performance measures — Relative Tangible Economic Return and Average EAD Return on Equity. The MDC Committee believes Relative Tangible Economic Return represents a critically important measure of the Company's annual and long-term financial performance and supports sustained value creation for stockholders, and that Average EAD Return on Equity is also a relevant performance measure for PSU vesting as it reflects our progress in generating net income for stockholders and optimizing returns through prudent portfolio management. The MDC Committee added

a TSR governor to the portion of the PSU awards tied to Relative Tangible Economic Return, which provides that the percentage of applicable target PSUs earned will be capped at 100% if TSR for the three-year performance period is negative. The MDC Committee believes that the TSR governor further enhances the alignment of interests between the NEOs and stockholders.

The number of target PSUs granted is based on the closing price of our common stock on the date of grant (February 1, 2024). The following chart summarizes the target value and number of PSUs granted to the NEOs as part of their total incentive awards for 2023:

NEO	Target PSUs	
	($)	(#)
David L. Finkelstein	4,164,050	212,777
Serena Wolfe	1,174,200	60,000
Steven F. Campbell	1,369,900	70,000
Anthony C. Green	1,017,650	52,000

At the end of the performance period, the MDC Committee will evaluate our actual performance against the rigorous targets it set at the start of the performance period (which, for Relative Tangible Economic Return, includes requiring above peer median performance) and determine payouts using the formula set forth below:

Performance Metric[1]	Metric Weight	Performance	Percent of Target PSUs Earned
Relative Tangible Economic Return[2]	50%	<25th Percentile	0%
		25th Percentile (threshold)	50%
		55th Percentile (target)[3]	100%
		75th Percentile (above target)[3]	125%
		>90th Percentile (maximum)[3]	150%
Average EAD Return on Equity[4]	50%	<9.00%	0%
		9.00% (threshold)	50%
		9.50% (target)	100%
		10.00% (above target)	125%
		10.75% (maximum)	150%

(1)   For performance results between the achievement levels specified for each performance goal above threshold levels, the number of PSUs for that portion of the award shall be determined by interpolating results on a straight-line basis.

(2)   "Tangible Economic Return" or "Absolute Tangible Economic Return" means the Company's change in tangible book value (calculated by summing common stock, additional paid-in capital, accumulated other comprehensive income (loss) and accumulated deficit less intangible assets) plus dividends declared divided by the prior period's tangible book value. "Relative Tangible Economic Return" is defined as the Company's quartile ranking for the three-year performance period against the Performance Peer Group ranked by Absolute Tangible Economic Return results, with assessment against peers weighted based on the Company's annual average capital allocation between agency and credit investments throughout the three-year performance period.

(3)   The percentage of applicable target PSUs earned is capped at 100% for this performance metric if Total Stockholder Return for the three-year performance period is negative. "Total Stockholder Return" means the Company's change in our common stock price plus dividends declared divided by the prior period's common stock price. Share price for the beginning of the performance period is calculated as the average of the NYSE closing prices of the Company's common stock on the last 15 trading days ending on the first day of the performance period. Share price for the end of the performance period is calculated as the average of the NYSE closing prices of the Company's common stock on the last 15 trading days ending on the last day of the performance period.

(4)   "Average EAD Return on Equity" means the average of the EAD Return on Equity for the twelve (12) fiscal quarters during the three-year performance period expressed as an annualized average. "EAD Return on Equity" means, for a fiscal quarter, the Company's "EAD return on average equity (excluding PAA)" (defined as EAD (excluding PAA) over average stockholders' equity for the quarter), as reported in the Company's Form 10-Q or Form 10-K for the quarter or the respective earnings release. The Company's EAD measures are non-GAAP measures; see Appendix for a reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures.

PAYOUT OF PSUs GRANTED IN 2021

In early 2021, the MDC Committee granted target PSUs to Ms. Wolfe and Messrs. Campbell and Green as part of their total annual incentive compensation for 2020.[1] The payout of these PSUs was determined following the end of the performance period (January 1, 2021 — December 31, 2023) based on the achievement of performance targets established by the MDC Committee at the beginning of the performance period as set forth below:

Performance Metric[2]	Metric Weight	Performance	Percent of Target PSUs Earned
Relative Tangible Economic Return[3]	50%	<25th Percentile	0%
		25th Percentile (threshold)	50%
		50th Percentile (target)[4]	100%
		75th Percentile (above target)[4]	125%
		>90th Percentile (maximum)[4]	150%
Average EAD Return on Equity[5]	50%	<9.00%	0%
		9.50% (threshold)	75%
		10.40% (target)	100%
		10.65% (above target)	125%
		11.25% (maximum)	150%

(1) Mr. Finkelstein did not receive an award of PSUs in early 2021 as part of his total annual incentive compensation for 2020 as he instead received a one-time PSU grant in June 2020 upon the completion of the Company's management internalization transaction, which the MDC Committee considered to be part of Mr. Finkelstein's total annual incentive compensation for 2020 performance.

(2) For the performance results between the achievement levels specified for each performance goal above threshold levels, the number of PSUs for that portion of the award was determined by interpolating results on a straight-line basis.

(3) "Tangible Economic Return" or "Absolute Tangible Economic Return" means the Company's change in tangible book value (calculated by summing common stock, additional paid-in capital, accumulated other comprehensive income (loss) and accumulated deficit less intangible assets) plus dividends declared divided by the prior period's tangible book value. "Relative Tangible Economic Return" is defined as the Company's quartile ranking for the three-year performance period against the Performance Peer Group ranked by Absolute Tangible Economic Return results. For purposes of the PSUs granted in 2021, the Performance Peer Group included AGNC Investment Corp., ARMOUR Residential REIT, Inc., Chimera Investment Corporation, Dynex Capital, Inc., Invesco Mortgage Capital, Inc., MFA Financial, Inc., New York Mortgage Trust and Two Harbors Investment Corp.

(4) The percentage of applicable target PSUs earned for the Relative Tangible Economic Return performance metric is capped at 100% if Total Stockholder Return for the three-year performance period is negative. "Total Stockholder Return" means the Company's change in our common stock price plus dividends declared divided by the prior period's common stock price. Share price at the beginning of the performance period is calculated as the average of the NYSE closing prices of the Company's common stock on the last 15 trading days ending on the first day of the performance period. Share price for the end of the performance period is calculated as the average of the NYSE closing prices of the Company's common stock on the last 15 trading days ending on the last day of the performance period.

(5) "Average EAD Return on Equity" (known as Average Core Return on Equity at the time of grant) means the average of the EAD Return on Equity for the twelve (12) fiscal quarters during the three-year performance period expressed as an annualized average. "EAD Return on Equity" means, for a fiscal quarter, the Company's "EAD return on average equity (excluding PAA)" (defined as EAD (excluding PAA) over average stockholders' equity for the quarter), as reported in the Company's Form 10-Q or Form 10-K for the quarter or the respective earnings release. The Company's EAD measures are non-GAAP measures; see Appendix for a reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures.

Following the end of the performance period, the MDC Committee determined that the Company had achieved:

(1) Relative Tangible Economic Return in the 74th percentile and Total Stockholder Return of (15.3%), resulting in achievement of 100% of the target PSUs tied to such metric; and

(2) Average EAD Return on Equity of 14.29% resulting in achievement of 150% of the target PSUs tied to such metric.

Given the fact that these two performance metrics were equally-weighted, our overall achievement resulted in a blended multiplier of 125% of target and a final payout, including related dividend equivalents, as set forth below:

NEO	Target PSUs (#)[1]	Multiplier	PSUs Awarded (#)
Serena Wolfe	4,540	125%	5,675
Steven F. Campbell	4,540	125%	5,675
Anthony C. Green	20,438	125%	25,547

(1) We completed a 1-for-4 for reverse stock split of our outstanding common stock on September 23, 2022. Numbers of PSUs have been adjusted to reflect the number of shares of common stock after giving effect to the reverse stock split.

DIVIDEND EQUIVALENTS ON RSUs AND PSUs

Awards of RSUs and PSUs will accrue dividend equivalents (as additional stock units) as if the awards were outstanding shares of our common stock, but the dividend equivalents will be paid only if and to the extent the underlying award becomes earned and vested. As a mortgage REIT, dividends are a key component of our TSR. The MDC Committee believes that allowing dividend equivalents to accrue on outstanding awards will further focus the NEOs on achieving our financial performance goals and returning earnings to stockholders through dividends.

OTHER COMPENSATION

We maintain a group excess liability coverage policy on behalf of members of our Operating Committee. Each of our executive officers are members of our Operating Committee and receive liability coverage under the policy. The premiums for the policy, which in 2023 was $3,000 for each NEO, were paid by the Company.

SEVERANCE ARRANGEMENTS

The NEOs are eligible to participate in an Executive Severance Plan, which we adopted effective July 1, 2020. The Executive Severance Plan provides benefits upon a participant's involuntary termination of employment by the Company without "cause" (as defined in the plan) based on the participant's title, base salary and average or target cash bonus (depending on the year of termination). The MDC Committee believes that providing appropriate, market-competitive severance benefits helps us attract and retain highly qualified executives by mitigating the risks associated with leaving a prior employer to join the Company and by providing income continuity following an unexpected termination of employment by the Company without cause. The Executive Severance Plan does not provide any benefits upon a participant's retirement or voluntary resignation from the Company, any benefits that are triggered in whole or in part solely by a change in control of the Company or any tax gross-ups on change in control-related excise taxes (or otherwise).

The Executive Severance Plan is more fully described under "***Potential Payments Upon Termination or Change in Control***" below.

4. Executive Compensation Policies

STOCK OWNERSHIP GUIDELINES

Position	Annaly Ownership Guideline
Chief Executive Officer	**6x** base salary
All Other Executive Officers	**3x** base salary

We believe that stock ownership guidelines further align the interests of our executive officers with those of our stockholders by promoting a long-term focus and long-term share ownership. All executive officers are subject to robust stock ownership guidelines expressed as a multiple of their base salary. Shares counting toward the guideline include common stock held and unvested RSUs. Unvested PSUs do not count toward the stock ownership guidelines.

Stock Retention

Executive officers are required to hold shares received under awards (after taxes) until the later of (i) one year after the shares were acquired upon exercise or vesting or (ii) the date that their applicable stock ownership guidelines are met.

CLAWBACK POLICIES

The MDC Committee has adopted two clawback policies — one that applies on a no-fault basis if the Company is required to prepare an accounting restatement due to material noncompliance with financial reporting requirements under the federal securities laws (the "Restatement Clawback Policy") and one that applies if an executive officer engages in certain "detrimental conduct" that does not result in an accounting restatement (the "Misconduct Clawback Policy"). The Restatement Clawback Policy, which became effective in fall 2023, is intended to comply with the requirements of Exchange Act Rule 10D-1 and the applicable NYSE listing standards. The Restatement Clawback Policy requires that, in the event of a restatement of any financial measure used in determining performance-based compensation for an executive officer, any incentive-based compensation received by any "Covered Executive" (i.e., any Section 16 officer who

served during the performance period applicable to the financial restatement) in excess of what would have been received if determined based on the restated financial measure, during the three completed fiscal years immediately preceding the "Recoupment Trigger Date", will be recovered by the Company, subject to limited exceptions as provided in NYSE listing standards. The Misconduct Clawback Policy applies following the MDC Committee's determination that an executive officer has engaged in certain "detrimental conduct," including breach of a fiduciary duty, willful misconduct or gross negligence in connection with their employment, illegal activity, an intentional violation of Company policies and conduct otherwise injurious to the Company, our reputation, character or standing.

PROHIBITION ON HEDGING COMPANY SECURITIES

Employees, executive officers and Directors are prohibited from engaging in any hedging transactions with respect to Company securities held by them, including shares acquired in open market transactions or through our equity compensation program. Such prohibited transactions include the purchase of any financial instrument (including forward contracts and zero cost collars) designed to hedge or offset any decrease in the market value of Company securities.

PROHIBITION ON PLEDGING COMPANY SECURITIES

The Company has a policy prohibiting employees, executive officers and Directors from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

RISKS RELATED TO COMPENSATION POLICIES AND PRACTICES

The MDC Committee is responsible for reviewing our compensation policies and practices to assess whether they could lead to excessive risk taking, the manner in which any compensation-related risks are monitored and mitigated and any adjustments necessary to address changes in the Company's risk profile. The MDC Committee conducted a compensation risk assessment for 2023 with the assistance of its independent compensation consultant, F. W. Cook, and determined that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Report of the Compensation Committee

The MDC Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the MDC Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE

            

Vicki Williams, Chair   Francine J. Bovich   Thomas Hamilton   Kathy Hopinkah Hannan   John H. Schaefer

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following Summary Compensation Table provides information concerning the compensation of our NEOs paid or awarded during the fiscal year ended December 31, 2023 and the prior two fiscal years. As explained in the *Compensation Discussion and Analysis* above, the NEOs were also awarded RSUs and PSUs as part of their total annual incentive award for 2023 performance, but because those equity awards were granted in early 2024, in accordance with SEC rules they do not appear in this year's Summary Compensation Table; however, in order to provide a complete picture of compensation paid or awarded to NEOs for service in 2023, these awards are included in the *Total Direct Compensation Table* on page 39 of this Proxy Statement, which is intended to supplement the Summary Compensation Table. Please see the *Compensation Discussion and Analysis* above for a full discussion as to how the MDC Committee determined cash and equity awards for the NEOs linked to Company and individual performance for 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Award[1] ($)	All Other Compensation ($)	Total ($)
David L. Finkelstein Chief Executive Officer, Chief Investment Officer and Director	2023	1,000,000	7,328,100	6,984,000	15,200[2]	15,327,300
	2022	1,000,000	5,984,000	7,324,950	14,732	14,323,682
	2021	1,000,000	6,325,000	1,800,001	13,763	9,138,764
Serena Wolfe Chief Financial Officer	2023	750,000	2,348,400	1,781,232	14,250[3]	4,893,882
	2022	750,000	1,781,250	749,992	13,032	3,294,274
	2021	750,000	3,000,000	399,999	12,363	4,162,362
Steven F. Campbell[4] President and Chief Operating Officer	2023	750,000	2,739,800	1,828,704	15,200[2]	5,333,704
	2022	750,000	1,828,750	1,799,961	14,732	4,393,443
	2021	—	—	—	—	—
Anthony C. Green Chief Corporate Officer, Chief Legal Officer and Secretary	2023	750,000	2,035,300	1,781,232	15,200[2]	4,581,732
	2022	750,000	1,781,250	1,874,948	14,732	4,420,930
	2021	750,000	1,875,000	1,100,000	13,763	3,738,763

(1) These amounts equal the aggregate grant date fair value of stock awards, inclusive of RSUs and/or PSUs, granted during the applicable fiscal year. The grant date fair value of RSUs was determined based on the closing price of the Company's common stock on the grant date. The grant date fair value of PSUs with performance conditions was determined based on the closing price of the Company's common stock on the grant date assuming a probable outcome that the PSUs would become earned at target. Assuming the maximum level of performance, the grant date fair value of the stock awards granted during 2023 would be:

Name	Grant Date Fair Value
David L. Finkelstein	$8,515,388
Serena Wolfe	$2,171,800
Steven F. Campbell	$2,229,676
Anthony C. Green	$2,171,800

For more information about the assumptions used for determining the grant date fair value of the NEOs' equity awards, see Note 16, "*Long-Term Stock Incentive Plan*," of Notes to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

(2) Includes Company-paid group excess liability insurance premiums ($3,000) and Company matching contributions to the Company's 401(k) plan ($12,200).

(3) Includes Company-paid group excess liability insurance premiums ($3,000) and Company matching contributions to the Company's 401(k) plan ($11,250).

(4) Mr. Campbell was not an NEO in 2021.

Grants of Plan-Based Awards

The following table summarizes certain information regarding all plan-based awards granted to the NEOs during the year ended December 31, 2023. See "*2023 Annual Incentives — Cash and Equity Awards*" in the *Compensation Discussion and Analysis* above for a description of the plan-based awards.

Name	Grant Date	Type of Award	Estimated Future Payouts Under Equity Incentive Plan Awards (# of Shares of Common Stock)[1]			All Other Stock Awards: Number of Shares of Stock[2] (#)	Grant Date Fair Value of Stock Awards[3] ($)
			Threshold (#)	Target (#)	Maximum (#)		
David L. Finkelstein	2/01/2023	RSU	0	0	0	145,500	3,492,000
	2/01/2023	PSU	36,375	145,500	218,250	0	3,492,000
Serena Wolfe	2/01/2023	RSU	0	0	0	37,109	890,616
	2/01/2023	PSU	9,277	37,109	55,664	0	890,616
Steven F. Campbell	2/01/2023	RSU	0	0	0	38,098	914,352
	2/01/2023	PSU	9,525	38,098	51,147	0	914,352
Anthony C. Green	2/01/2023	RSU	0	0	0	37,109	890,616
	2/01/2023	PSU	9,277	37,109	55,664	0	890,616

(1) Amounts represent the number of shares to be earned at threshold, target and maximum performance (before dividend equivalents) for the PSUs granted in early 2023 based on 2022 performance. For additional details about these PSUs, see "*2022 Annual Incentives — Grant of PSUs*" in the Compensation Discussion and Analysis included in the Company's proxy statement filed in April 2023.

(2) Amounts represent the number of RSUs granted in early 2023 based on 2022 performance. For additional details about these PSUs, see "*2022 Annual Incentives — Grant of RSUs*" in the Compensation Discussion and Analysis included in the Company's proxy statement filed in April 2023.

(3) See Footnote 1 to the Summary Compensation Table for additional information on how the grant date fair value for these awards was determined.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the value and number of shares underlying the outstanding equity awards held by the NEOs as of December 31, 2023. All market or payout values in the table shown for stock awards are based on the closing price of the Company's common stock on December 29, 2023 of $19.37 per share.

		Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock that Have Not Vested[1][2] (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested[2][3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
David L. Finkelstein	2/1/2021	26,360	510,602	0	0
	2/1/2022	99,633	1,929,896	0	0
	2/1/2022	0	0	224,179	4,342,341
	2/1/2023	161,552	3,129,268	0	0
	2/1/2023	0	0	242,328	4,693,903
Serena Wolfe	2/1/2021	4,392	85,069	0	0
	2/1/2022	10,000	197,578	0	0
	2/1/2022	0	0	22,953	444,604
	2/1/2023	41,203	798,103	0	0
	2/1/2023	0	0	61,805	1,197,155
Steven F. Campbell	2/1/2021	6,589	127,631	0	0
	2/1/2022	25,502	474,235	0	0
	2/1/2022	0	0	57,381	1,111,474
	2/1/2023	41,203	819,373	0	0
	2/1/2023	0	0	63,452	1,229,060
Anthony C. Green	2/1/2021	9,518	184,355	0	0
	2/1/2022	25,502	493,978	0	0
	2/1/2022	0	0	71,155	1,378,266
	2/1/2023	41,203	798,103	0	0
	2/1/2023	0	0	61,805	1,197,155

(1)   Represents the aggregate number of RSUs (including additional RSUs accrued as dividend equivalents), which vest in equal installments over three years starting on the first anniversary of the grant date, generally subject to continued employment, as set forth below:

Grant Date	Remaining Vesting Date(s)
2/1/2021	February 1, 2024
2/2/2022	February 1, 2024 and 2025
2/1/2023	February 1, 2024, 2025 and 2026

(2)   We completed a 1-for-4 reverse stock split of our outstanding common stock on September 23, 2022. Number of shares of common stock in this table reflect the number of shares of common stock after giving effect to the reverse stock split.

(3)   Based on the performance through the end of 2023, the number of PSUs shown in the table assumes maximum (150%) payouts for 2022 and 2023 PSU grants and includes additional PSUs accrued as dividend equivalents. The PSUs are subject to cliff vesting following the end of the three-year performance period.

Stock Vested in 2023

The following table sets forth certain information with respect to our NEOs regarding stock vested during the year ended December 31, 2023.

	Stock Awards	
Name	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting[2] ($)
David L. Finkelstein	116,056	2,587,258
Serena Wolfe	14,228	313,099
Steven F. Campbell	23,876	542,946
Anthony C. Green	55,095	1,162,358

(1)   Reflects previously granted PSU and RSU awards vesting during the fiscal year and related earned dividends (before any taxes were withheld).

(2)   Reflects fair value of vested shares using closing price of our common stock on the applicable date of vesting (before any taxes were withheld). Certain awards that vested during 2023 may be paid during 2024, when performance results were certified or as the result of certain payment delays required by U.S. tax laws.

Pension Benefits and Nonqualified Deferred Compensation

We did not provide the NEOs with any benefits pursuant to defined benefit plans and nonqualified deferred compensation plans during 2023. Our only retirement plan in which the NEOs were eligible to participate is the 401(k) plan, which is a tax-qualified defined contribution retirement plan that is generally available to all employees on a non-discriminatory basis, and includes an opportunity to receive employer matching contributions up to 4% of eligible pay in 2023 (subject to limits set forth in the Internal Revenue Code). Such matching contributions are immediately vested.

Potential Payments Upon Termination or Change in Control

The current active NEOs are eligible to participate in an Executive Severance Plan, which we adopted effective July 1, 2020.

The Executive Severance Plan provides benefits upon a participant's involuntary termination of employment by the Company without "cause" (as such term is defined therein), subject to the participant's execution of a general release of claims in favor of the Company and its affiliates. Severance benefits are payable in a lump sum and are calculated based on the participant's title, base salary and average or target cash bonus (depending on the year of termination), as described below. "Cause" generally means any of the following: (i) the commission of an act of fraud or dishonesty in the course of employment; (ii) a conviction or plea of no contest to a felony or crime of comparable magnitude under applicable law; (iii) a failure to perform job duties where such failure is materially injurious to the Company and its affiliates, or to the business interests or reputation of the Company and its affiliates; (iv) a material breach of any written policy applicable to the NEO including, but not limited to, the Company's Code of Conduct; or (v) a material breach of any employment-related covenants under any agreement with the Company or an affiliate.

If the CEO had an involuntary termination of employment without cause (other than by reason of death or disability), the CEO would be eligible to receive severance benefits in an amount equal to the sum of (i) 1.5 times the CEO's annual base salary and (ii) 1.5 times the CEO's target cash bonus for the plan year in which the involuntary termination of employment occurs.

If any other NEO participating in the Executive Severance Plan had an involuntary termination of employment without cause (other than by reason of death or disability), the other NEO would be eligible to receive severance benefits in an amount equal to the sum of (i) 1.25 times the other NEO's annual base salary and (ii) 1.25 times the other NEO's target cash bonus for the plan year in which the involuntary termination of employment occurs.

In addition, a participant who experiences an involuntary termination of employment without cause (other than by reason of death or disability) after March 31st of a calendar year will be eligible to receive a prorated cash bonus payment based on the amount of the participant's cash bonus earned for the prior year (subject to the Company's discretion to adjust the cash bonus amount for performance in the current year).

The Executive Severance Plan provides that severance may be recovered if the Company determines within three years after a participant's separation date that they engaged in conduct that constitutes "Detrimental Conduct" under our Misconduct Clawback Policy. For additional information, see "*Clawback Policies*" in the *Compensation Discussion and Analysis* above.

QUANTIFICATION OF TERMINATION PAYMENTS

The tables below show certain potential payments that would have been made to the NEOs under the Executive Severance Plan and, in the case of the accelerated equity awards, under the terms of the applicable award agreement, assuming their employment had terminated at the close of business on December 31, 2023, under various scenarios, including a Change in Control.

The tables include only the value of the incremental amounts payable to each NEO arising from the applicable scenario and do not include the value of vested or earned, but unpaid, amounts owed to the applicable NEO as of December 31, 2023 (including, for example, dividend equivalents relating to dividends declared but not paid as of such date, vested but not settled RSUs or PSUs or the employer 401(k) matches for the NEOs).

The footnotes to the table describe the assumptions used in estimating the amounts shown in the tables. As used below, the terms "Cause" has the meaning set forth in the Executive Severance Plan and the Company's 2020 Equity Incentive Plan and "Change in Control" has the meaning set forth in the Company's 2020 Equity Incentive Plan.

Because the payments to be made to an NEO depend on several factors, the actual amounts to be paid out upon an NEO's termination of employment can only be determined at the time of the NEO's separation from the Company.

Name	Potential Payments	Termination by Company Without Cause (Other than within Two Years of Change in Control) ($)	Termination by Company Without Cause (within Two Years of a Change in Control) ($)	Death ($)	Disability ($)	Termination by Company for Cause or Voluntary Termination by Executive (with or without Good Reason) ($)
David L. Finkelstein	Severance	12,000,000	12,000,000	0	0	0
	Bonus	7,328,100	7,328,100	0	0	0
	Accelerated Equity Awards[1]	0	13,882,287	11,593,929	5,569,766	0
	Benefits	0	0	0	0	0
	TOTAL	19,328,100	33,210,387	11,593,929	5,569,766	0
Serena Wolfe	Severance	3,750,000	3,750,000	0	0	0
	Bonus	2,348,400	2,348,400	0	0	0
	Accelerated Equity Awards[1]	0	2,648,408	2,175,256	1,080,751	0
	Benefits	0	0	0	0	0
	TOTAL	6,098,400	8,746,808	2,175,256	1,080,751	0
Steven F. Campbell	Severance	4,218,750	4,218,750	0	0	0
	Bonus	2,739,800	2,739,800	0	0	0
	Accelerated Equity Awards[1]	0	3,539,485	2,951,961	1,421,240	0
	Benefits	0	0	0	0	0
	TOTAL	6,958,550	10,498,035	2,951,961	1,421,240	0
Anthony C. Green	Severance	3,375,000	3,375,000	0	0	0
	Bonus	2,035,300	2,035,300	0	0	0
	Accelerated Equity Awards[1]	0	3,599,819	3,015,521	1,476,435	0
	Benefits	0	0	0	0	0
	TOTAL	5,410,300	9,010,119	3,015,521	1,476,435	0

(1)   The value of accelerated equity awards is based on the closing price of the common stock on December 29, 2023 ($19.37 per share) and includes accrued dividend equivalents. Upon a termination by the Company without Cause within two years following a Change in

Control, all outstanding PSUs and RSUs will accelerate vesting in full. Any PSUs that accelerate for a termination that is within two years after a Change in Control will be based on the greater of: (A) an assumed achievement of all relevant performance goals at the "target" level or (B) the actual level of achievement of all relevant performance goals against target as of the Company's fiscal quarter-end preceding the Change in Control. Per the Company's 2020 Equity Incentive Plan, if awards are not assumed or replaced in connection with a Change in Control, the awards will vest in full upon the closing of the transaction. Based on the performance through the end of 2023, the number of PSUs shown in the table under this scenario assumes above target (125%) and maximum (150%) payouts for 2022 and 2023 PSU grants, respectively. In the event of termination by the Company without Cause (other than within two years of a Change in Control), unvested PSUs will continue to vest in accordance with their terms (time and performance requirements) as though such termination of service had not occurred, provided that the executive complies with any applicable post-employment covenants, including customary non-disparagement and confidentiality restrictions. In the event of termination due to disability, unvested PSUs will continue to vest in accordance with their terms (performance requirements) and unvested RSUs will vest in full as though such termination of service had not occurred. In the event of termination due to death, a prorated portion of the target PSU will vest and any RSUs will vest in full as of such date.

Compensation Committee Interlocks and Insider Participation

During 2023, the MDC Committee was comprised solely of the following Independent Directors: Ms. Williams (Chair), Ms. Bovich, Dr. Hannan and Messrs. Hamilton and Schaefer. None of them has at any time served as an officer or employee of the Company or any affiliate or has any other business relationship or affiliation with the Company, except service as a Director. No member of the MDC Committee has had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. During 2023, none of the Company's executive officers served on the compensation committee (or other committee serving an equivalent function) of another entity whose executive officers served on the MDC Committee or Board.

CEO Pay Ratio

As required by applicable SEC rules, we are providing the following information about the relationship of the annual total compensation of our median employee to the annual total compensation of Mr. Finkelstein, the Company's Chief Executive Officer and Chief Investment Officer. For 2023, our last completed fiscal year:

- the annual total compensation of our median employee was $294,000, and
- the annual total compensation of the CEO as reported in the **Summary Compensation Table** included in this Proxy Statement was $15,327,300.

Based on this information, for 2023 the CEO's annual total compensation was 52 times that of the annual total compensation of our median employee.

We took the following steps to identify our median employee, as well as to determine the annual total compensation of our median employee and our CEO.



1 We determined that, as of December 31, 2023, our employee population consisted of approximately 187 individuals, all of whom were full-time employees as of the determination date.

2 To identify the "median employee" from our employee population, we used the amount of "gross wages" for the identified employees as reflected in our payroll records for the period in the fiscal year through the determination date together with any equity awards paid or awarded during the year. For gross wages, we generally used the total amount of compensation the employees were paid before any taxes, deductions, insurance premiums and other payroll withholding. We did not use any statistical sampling techniques.

3 For the annual total compensation of our median employee, we identified and calculated the elements of that employee's compensation for 2023 in accordance with the requirements of Item 402(c)(2)(x), resulting in annual total compensation of $294,000.

4 For the annual total compensation of the CEO (inclusive solely of compensation paid or awarded by the Company), we used the amount reported in the "Total" column of the Summary Compensation Table included in this Proxy Statement.

The required CEO pay ratio information reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodologies and assumptions described above. SEC rules for identifying the median employee and determining the CEO pay ratio permit companies to employ a wide range of methodologies, estimates and assumptions. As a result, the CEO pay ratios reported by other companies, which may have employed other permitted methodologies or assumptions and which may have a significantly different work force structure from us, are likely not comparable to our SEC-required or supplemental CEO pay ratios.

PAY FOR PERFORMANCE DISCLOSURES

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. The following table sets forth the compensation for our Principal Executive Officers (the "PEOs") and the average compensation for our other NEOs (the "Non-PEO NEOs"), both as reported in the ***Summary Compensation Table*** on page 54 of this Proxy Statement and with certain adjustments to reflect the "compensation actually paid" to such individuals, as defined under SEC's pay versus performance disclosure rules, for each of 2023, 2022, 2021 and 2020. The following table also provides information on our cumulative TSR, the cumulative TSR of our peer group, Net Income and Tangible Economic Return. For further information concerning our variable pay-for-performance philosophy and how we align executive compensation with our performance, refer to the ***Compensation Discussion and Analysis*** section of this Proxy Statement.

(a)	(b)		(c)		(d)	(e)	(f)	(g)	(h)	(i)
	Summary Compensation Table Total for PEOs[1]		Compensation Actually Paid to PEOs[4]		Average Summary Compensation Table Total for Non-PEO NEOs[5] ($)	Average Compensation Actually Paid to Non-PEO NEOs[6] ($)	Value of Initial Fixed $100 Investments Based on:		GAAP Net Income ($000s)[9] ($)	Tangible Economic Return[10] (%)
Year	D. Finkelstein[2] ($)	G. Votek[3] ($)	D. Finkelstein[2] ($)	G. Votek[3] ($)			TSR[7] ($)	Peer Group TSR[8] ($)		
2023[11]	15,327,300	0	16,790,236	0	4,936,439	5,299,208	86.79	79.21	(1,638,457)	6.1
2022	14,323,682	0	11,087,169	0	5,420,097	4,916,762	82.75	69.20	1,726,420	(23.7)
2021	9,138,764	0	9,511,494	0	3,882,162	4,027,576	105.00	91.50	2,396,280	0.1
2020	12,703,778	2,070,906	16,250,879	1,761,597	3,835,068	3,994,675	102.43	77.80	(889,772)	1.6

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Finkelstein for each corresponding year in the "Total" column of the Summary Compensation Table.

(2) Mr. Finkelstein has served as our CEO since March 2020.

(3) Mr. Votek served as our Interim CEO until March 2020.

(4) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Messrs. Finkelstein and Votek, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Messrs. Finkelstein and Votek during the applicable year. The Company does not sponsor any defined benefit or pension plans, so pension benefit adjustments have not been reflected. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Finkelstein's total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total ($)	Reported Value of Equity Awards[a] ($)	Adjusted Equity Value[b] ($)	Compensation Actually Paid ($)
2023	15,327,300	(6,984,000)	8,446,936	16,790,236
2022	14,323,682	(7,324,950)	4,088,437	11,087,169
2021	9,138,764	(1,800,001)	2,172,731	9,511,494
2020	12,703,778	(5,000,006)	8,547,107	16,250,879

(a) The reported value of equity awards represents the amount reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year.

(b) The adjusted equity value for each applicable year include the addition (or subtraction, as applicable) of the following:

(i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year;

(ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year;

(iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date;

(iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value;

(v)   for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and

(vi)   the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year.

The valuation assumptions used to calculate fair values for the equity values set forth in the table below did not materially differ from those disclosed at the time of grant.

The amounts deducted or added in calculating the adjusted equity value are as follows:

Year	Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2023	6,258,536	(2,003,499)	0	2,587,260	0	1,604,639	8,446,936
2022	5,469,751	(5,839,034)	0	4,399,928	0	57,792	4,088,437
2021	1,868,886	(998,385)	0	1,259,860	0	42,370	2,172,731
2020	6,837,672	0	0	0	0	1,709,435	8,547,107

In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Votek's total compensation for 2020 to determine the compensation actually paid, using the same methodology described above:

Year	Reported Summary Compensation Table Total ($)	Reported Value of Equity Awards ($)	Equity Award Adjustments[c] ($)	Compensation Actually Paid ($)
2020	2,070,906	(999,999)	690,690	1,761,597

(c)   The amounts deducted or added in calculating the adjusted equity value for 2020 are as follows:

Year	Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2020	0	0	690,690	0	0	0	690,690

(5)   The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's Non-PEO NEOs, which include the Company's NEOs as a group (excluding Messrs. Finkelstein and Votek), in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the Non-PEO NEOs in each applicable year are as follows:

(i)   for 2023, Serena Wolfe, Steven F. Campbell and Anthony C. Green;

(ii)   for 2022, Serena Wolfe, Steven F. Campbell, Anthony C. Green, Ilker Ertas and Timothy P. Coffey; and

(iii)   for 2021 and 2020, Serena Wolfe, Anthony C. Green, Ilker Ertas and Timothy P. Coffey.

(6)   The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the Non-PEO NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K.

The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the Company's Non-PEO NEOs as a group during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for each year to determine the compensation actually paid, using the same methodology described in footnote 4 above:

Year	Average Reported Summary Compensation Table Total for Other NEOs ($)	Average Reported Value of Equity Awards ($)	Average Equity Award Adjustments[d] ($)	Average Compensation Actually Paid to Other NEOs ($)
2023	4,936,439	(1,797,056)	2,159,824	5,299,208
2022	5,420,097	(1,784,970)	1,281,635	4,916,762
2021	3,882,162	(774,999)	920,413	4,027,576
2020	3,835,068	(462,516)	622,123	3,994,675

(d)   The amounts deducted or added in calculating the total average adjusted equity value are as follows:

Year	Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2023	1,610,387	(490,495)	0	625,172	0	414,760	2,159,824
2022	1,332,883	(508,169)	0	306,741	0	150,180	1,281,635
2021	804,772	(197,067)	0	228,326	0	84,382	920,413
2020	622.123	0	0	0	0	0	622,123

(7)   Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(8)   The amount shown as the TSR reflects what year-end cumulative value of $100 would be, including reinvestment of dividends until the last day of each reported fiscal year, for the measure periods beginning on December 31, 2019 and ending on December 31 of each of 2023, 2022, 2021 and 2020, respectively, calculated in accordance with Item 201(e) of Regulation S-K. Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the Bloomberg Mortgage REIT Index, which for purposes of this table reflects the Company's industry sector and is the same as the Company's peer group disclosed in the Stock Performance Graph in the Annual Report on Form 10-K Part II Item 5 for the years ended December 31, 2023, 2022, 2021 and 2020.

(9)   The dollar amounts reported represent the amount of GAAP net income reflected in the Company's audited financial statements for the applicable year.

(10)   "Tangible Economic Return" or "Absolute Tangible Economic Return" means the Company's change in tangible book value (calculated by summing common stock, additional paid-in capital, accumulated other comprehensive income (loss) and accumulated deficit less intangible assets) plus dividends declared divided by the prior period's tangible book value. For comparison, the Company's Tangible Economic Return (Loss) for each of 2023, 2022, 2021 and 2020 was 6.1%, (23.7%), 0.1% and 1.6%, respectively. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that Tangible Economic Return is the financial performance measure that represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to Company performance.

(11)   Refer to the "*Compensation Discussion and Analysis — Total Direct Compensation Table*" for the total direct compensation paid or awarded to each NEO for 2023, including compensation for 2023 performance that was paid or awarded by the Company in early 2024, which the MDC Committee believes best aligns with how it views executive compensation for a given performance year.

Financial Performance Measures

As described in greater detail in the *Compensation Discussion and Analysis* above, our executive compensation program reflects a variable pay-for-performance philosophy. The MDC Committee believes that the metrics utilized for our incentive awards represent key measures of the Company's financial performance and support sustained value creation for stockholders. The most important financial performance measures used by us to link executive compensation actually paid to our NEOs, for the most recently completed fiscal year, to our performance are as follows:

- Tangible Economic Return
- Total Stockholder Return
- OpEx to Equity
- Average EAD Return on Equity

Relationship Between Financial Performance Measures and Compensation Actually Paid

While we utilize several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay Versus Performance table above. Moreover, we generally seek to incentivize long-term performance, and therefore do not specifically align our performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In addition, any alignment between compensation actually paid and our performance measures is impacted by

the fact that we pay annual cash incentives and award annual equity incentives for a particular performance year early in the subsequent year, and compensation actually paid for a particular performance year includes annual cash incentives paid in respect of such performance year regardless of when paid, but excludes equity incentives awarded in respect of such performance year unless granted during such performance year. This timing issue was particularly amplified in 2021, as Mr. Finkelstein received a one-time equity award upon the completion of our management internalization transaction in June 2020; however, such award was considered by the MDC Committee as part of Mr. Finkelstein's total annual incentive compensation for 2020 and essentially reduced the 2020 equity incentive award that would otherwise have been awarded to him in early 2021 for performance in the prior year. In order to present more complete information on how the MDC Committee views executive compensation for a given performance year, regardless of when paid, we annually disclose a Total Direct Compensation Table.

In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the **Pay Versus Performance** table.

COMPENSATION ACTUALLY PAID AND CUMULATIVE TSR

The graph to the right presents the relationship between the amount of compensation actually paid ("CAP") to our PEO, Mr. Finkelstein, and the average amount of CAP to the Non-PEO NEOs with our cumulative TSR over 2020, 2021, 2022 and 2023. In 2020, we had two PEOs, Mr. Finkelstein and Mr. Votek, as shown in the table above, and the graph to the right shows the CAP to each PEO for 2020. As described in the **Compensation Discussion and Analysis**, we utilize an Absolute Tangible Economic Return modifier, which impacts overall incentive award opportunity.



RELATIONSHIP BETWEEN COMPANY TSR AND PEER GROUP TSR



The graph to the left presents the relationship of our cumulative TSR to that of our peer group (Bloomberg Mortgage REIT Index) for 2020, 2021, 2022 and 2023. In 2020, we had two PEOs, Mr. Finkelstein and Mr. Votek, as shown in the table above, and the graph to the left shows the CAP to each PEO for 2020. For a graph and table comparing the yearly percentage change in the Company's cumulative TSR to that of the Bloomberg Mortgage REIT Index for the five-year period ended December 31, 2023, please refer to the Share Performance Graph included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

COMPENSATION ACTUALLY PAID AND GAAP NET INCOME



The graph to the left presents the relationship between the amount of CAP to our PEO, Mr. Finkelstein, and the average amount of CAP to the Non-PEO NEOs with our GAAP net income for 2020, 2021, 2022 and 2023. In 2020, we had two PEOs, Mr. Finkelstein and Mr. Votek, as shown in the table above, and the graph to the left shows the CAP to each PEO for 2020. While we do not use GAAP net income as a performance measure in the overall executive compensation program, we use a non-GAAP adjusted earnings-linked measure (Average EAD Return on Equity) to determine 50% of PSU award payouts. For a reconciliation of EAD to GAAP net income, please refer to the Appendix.

COMPENSATION ACTUALLY PAID AND TANGIBLE ECONOMIC RETURN

The graph to the right presents the relationship between the amount of CAP to our PEO, Mr. Finkelstein, and the average amount of CAP to the Non-PEO NEOs, with our Tangible Economic Return for 2020, 2021, 2022 and 2023. In 2020, we had two PEOs, Mr. Finkelstein and Mr. Votek, as shown in the table above, and the graph to the left shows the CAP to each PEO for 2020. As described in the *Compensation Discussion and Analysis*, we utilize Relative Tangible Economic Return for the respective performance period to determine 50% of annual incentive amounts for 2023 (and 37.5% for 2022, 2021 and 2020) and 50% of PSU award payouts. The Company uses multiple financial metrics for its annual incentive awards and PSU awards but has selected Tangible Economic Return as the financial performance measure that represents the most important performance measure (otherwise not required to be disclosed in the table above) used by the Company to link CAP to the NEOs for 2023 to Company performance.



SAY-ON-PAY VOTE



ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

The Board is committed to corporate governance best practices and recognizes the significant interest of stockholders in executive compensation matters. The Company is providing this non-binding advisory vote pursuant to Section 14A of the Exchange Act.

In considering this vote, the Company invites our stockholders to review the "*Compensation Discussion and Analysis*" and "*Executive Compensation Tables*" above. As described in the Compensation Discussion and Analysis, the MDC Committee is focused on continually enhancing the Company's compensation framework to reflect strong compensation governance and reward sustained value creation.

> *The MDC Committee is committed to institutionalizing an executive compensation program that attracts, retains and incentivizes top executive talent and generates long-term value for stockholders by directly linking compensation payout to Company performance without encouraging unnecessary risk-taking.*

 The Board unanimously recommends that the stockholders vote **FOR** the following resolution:

"**RESOLVED**, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, is hereby **APPROVED**.

While this vote is advisory and non-binding, the Board and the MDC Committee value the views of the Company's stockholders and will consider the voting results when making compensation decisions in the future.

AUDIT COMMITTEE MATTERS



RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm.

The Audit Committee has appointed Ernst & Young LLP ("EY") to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024, and stockholders are being asked to ratify this appointment at the Annual Meeting as a matter of good corporate governance. EY has served as Annaly's independent registered public accounting firm since 2012. In appointing EY, the Audit Committee considered a number of factors, including EY's:

- independence,
- objectivity,
- level of service,
- industry knowledge,
- technical expertise, and
- tenure as the independent auditor.

The Company expects that representatives of EY will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions. If the appointment of EY is not ratified, the Audit Committee will reconsider the appointment. Even if the appointment is ratified, the Audit Committee may, in its discretion, appoint a different independent auditor at any time during the year if the Audit Committee determines that such a change would be advisable and in the best interest of the Company.

 The Board unanimously recommends a vote **FOR** the ratification of the appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2024.

Report of the Audit Committee

The Audit Committee operates pursuant to a charter which it reviews annually, and a brief description of the Audit Committee's primary responsibilities is included under the heading "***Board Committees — Audit Committee***" in this Proxy Statement. Under the Audit Committee's charter, management is responsible for the preparation of the Company's financial statements and the independent registered public accounting firm is responsible for auditing those financial statements and expressing an opinion as to their conformity with U.S. generally accepted accounting principles. In addition, the independent registered public accounting firm is responsible for auditing and expressing an opinion on the Company's internal controls over financial reporting.

The Audit Committee has reviewed and discussed the Company's 2023 audited financial statements with management and with EY, the Company's independent auditor.

The Audit Committee has discussed with EY the matters required to be discussed by applicable standards adopted by the Public Company Accounting Oversight Board ("PCAOB"), including the critical audit matters set forth in EY's audit report and matters concerning EY's independence, and the SEC. EY has also provided to the Audit Committee the written disclosures and letter required by the applicable requirements of the PCAOB regarding EY's communications with the Audit Committee concerning independence. The Audit Committee also discussed with EY their independence from the Company and management, and considered whether non-audit services provided by EY to the Company are compatible with maintaining EY's independence. In determining whether to appoint EY as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024, the Audit Committee took into consideration a number of factors, including:

- historical and recent performance on the Company's audit, including service level and quality of staff and overall work;
- EY's tenure, independence and objectivity;
- EY's capability and expertise, including its understanding of our business and operations and overall industry knowledge;
- legal and regulatory considerations;
- data related to audit quality and performance, including recent PCAOB inspection reports on the firm;
- the appropriateness of EY's fees; and
- the results of a management survey of EY's overall performance.

In reliance on these reviews and discussions, and the report of the independent registered public accounting firm, the Audit Committee has recommended to the Board, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC.

THE AUDIT COMMITTEE

    

Kathy Hopinkah Hannan, Chair	**Thomas Hamilton**	**Martin Laguerre**	**John H. Schaefer**	**Scott Wede**

Relationship with Independent Registered Public Accounting Firm

The aggregate fees billed for 2023 and 2022 by EY for each of the following categories of services are set forth below:

Service Category	2023 ($)	2022 ($)
Audit fees[1]	3,233,000	3,416,275
Audit-related fees[2]	0	0
Tax fees[3]	519,760	336,670
All other fees[4]	455,000	405,000
Total[5]	**4,207,760**	**4,157,945**

(1) **Audit fees** primarily relate to integrated audits of the Company's annual consolidated financial statements and internal control over financial reporting under Sarbanes-Oxley Section 404, reviews of the Company's quarterly consolidated financial statements, audits of the Company's subsidiaries' financial statements, accounting consultations and comfort letters and consents related to SEC registration statements.

(2) **Audit-related fees** are primarily for assurance and related services that are traditionally performed by the independent registered public accounting firm.

(3) **Tax fees** are primarily for preparation of tax returns and compliance services and tax consultations.

(4) **All other fees** are for those services not described in one of the other categories.

(5) EY also provides audit and tax consulting and compliance services to funds that we do not consolidate. The fees for these services are provided to and paid by the funds and therefore are not included in the above table.

> *The Audit Committee has adopted policies and procedures for pre-approving all non-audit services performed by the independent auditor.*

The Audit Committee retained EY to provide certain non-audit services in 2023, consisting of tax compliance and consultations, all of which were pre-approved by the Audit Committee. The Audit Committee determined that the provision by EY of these non-audit services is compatible with EY maintaining its independence.

In addition to the non-audit services described above, the Audit Committee also pre-approved certain audit services, including comfort letters and consents related to SEC registration statements.

The Company understands the need for EY to maintain objectivity and independence as the auditor of our financial statements and internal control over financial reporting. In accordance with SEC rules, the Audit Committee requires the lead EY partner assigned to the Company's audit to be rotated at least every five years, and the Audit Committee and its Chair are involved in selecting each new lead audit partner. The Audit Committee approved the hiring of EY to provide all of the services detailed above prior to such independent registered public accounting firm's engagement. None of the services related to the Audit-Related Fees described above was approved by the Audit Committee pursuant to a waiver of pre-approval provisions set forth in applicable SEC rules.

STOCK OWNERSHIP INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of March 18, 2024 relating to the beneficial ownership, as defined in SEC rules, of our common stock by:

(i) each NEO,

(ii) each Director and nominee for Director,

(iii) all executive officers and Directors as a group, and

(iv) all persons that we know beneficially own more than 5% of our outstanding common stock.

Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security.

Knowledge of the beneficial ownership of our common stock as shown below is drawn from statements filed with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act.

Name and Address of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2] (#)	Percent of Class[3]
NEOs		
David L. Finkelstein	314,010	*
Serena Wolfe	25,387	*
Steven F. Campbell	44,374	*
Anthony C. Green	97,187	*
Non-Employee Directors		*
Francine J. Bovich	81,581	*
Thomas Hamilton[4]	142,699	*
Kathy Hopinkah Hannan	27,698	*
Michael Haylon	86,547	*
Martin Laguerre	9,082	*
Manon Laroche[5]	0	*
Eric A. Reeves	21,020	*
John H. Schaefer	72,411	*
Glenn A. Votek	105,676	*
Scott Wede[6]	0	*
Vicki Williams	30,914	*
All Executive Officers & Directors as a Group (15 People)	1,058,586	*
5% Owners		
The Vanguard Group, Inc.[7] 100 Vanguard Blvd. Malvern, PA 19355	49,300,019	9.9%
BlackRock, Inc.[8] 50 Hudson Yards New York, NY 10001	56,856,178	11.4%

*   Represents beneficial ownership of less than one percent of the common stock.

(1)   The business address of each Director and NEO is c/o Annaly Capital Management, Inc., 1211 Avenue of the Americas, New York,

NY 10036. To the best of the Company's knowledge, each Director and NEO has sole voting and investment power with respect to the shares that they beneficially own.

(2) For purposes of this table, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock that such person, or such group of persons, has the right to acquire within 60 days of the date of determination. DSUs included in the above table are as follows:

Name	# DSUs	Name	#DSUs
Francine J. Bovich	78,206	Eric A. Reeves	12,452
Thomas Hamilton	27,699	John H. Schaefer	50,538
Kathy Hopinkah Hannan	18,163	Glenn A. Votek	18,163
Michael Haylon	86,547	Vicki Williams	30,914
Martin Laguerre	9,082		

(3) For purposes of commuting the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or group of persons has the right to acquire within 60 days, including DSUs, are deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the class owned by such person or group of persons, but are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by any other person or group of persons.

(4) Includes 82,500 shares owned by Cure FA Foundation, Inc.

(5) Ms. Laroche was appointed to the Board effective October 1, 2023.

(6) Mr. Wede was appointed to the Board effective October 1, 2023.

(7) The Vanguard Group, Inc., as a parent holding company or control person of certain named funds ("Vanguard"), filed a Schedule 13G/A on February 13, 2024 reporting, as of December 29, 2023, beneficially owning 49,300,019 shares of common stock with the shared power to vote or to direct the vote of 326,988 shares of common stock, the sole power to dispose or to direct the disposition of 48,205,249 shares of common stock and the shared power to dispose or to direct the disposition of 1,094,770 shares of common stock. This information is based solely on information contained in the Schedule 13G/A filed by Vanguard.

(8) BlackRock, Inc., as a parent holding company or control person of certain named funds ("BlackRock"), filed a Schedule 13G/A on January 24, 2024 reporting, as of December 31, 2023, beneficially owning 56,856,178 shares of common stock with the sole power to vote or to direct the vote of 53,394,823 shares of common stock and the sole power to dispose or to direct the disposition of 56,856,178 shares of common stock. This information is based solely on information contained in the Schedule 13G/A filed by BlackRock.

OTHER INFORMATION

Where You Can Find More Information

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. SEC filings are available to the public from commercial document retrieval services and at the website maintained by the SEC at **www.sec.gov**.

Annaly's website is **www.annaly.com**. We make available on this website under "*Investors — SEC Filings*," free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as well as proxy statements and other information filed with or furnished to the SEC as soon as reasonably practicable after such materials are electronically submitted to the SEC.

Additionally, upon written request, the Company will provide without charge to each record or beneficial holder of the Company's common stock as of the close of business on the Record Date (March 18, 2024) a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC. You should address your request to:

 Investor Relations
Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, NY 10036

 or email your request to:
investor@annaly.com

Stockholder Proposals and Nominations

Any stockholder intending to propose a matter for consideration at the Company's 2025 Annual Meeting and have the proposal included in the proxy statement and form of proxy for such meeting must, in addition to otherwise complying with the applicable laws and regulations governing submissions of such proposals (Rule 14a-8 of the Exchange Act), submit the proposal in writing no later than December 5, 2024, in order to be timely.

Pursuant to the Company's current bylaws and to comply with universal proxy rules, any stockholder intending to nominate a Director or present a proposal at an annual meeting of stockholders that is not intended to be included in the proxy statement for such annual meeting must provide, in addition to otherwise complying with the current bylaws and applicable law, written notification not later than 5:00 p.m. (Eastern Time) on the date that is 120 days prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting nor earlier than 150 days prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting. Accordingly, any stockholder who intends to submit such a nomination or such a proposal at the 2025 Annual Meeting must provide written notification of such proposal by December 5, 2024, but in no event earlier than November 5, 2024, assuming that the 2025 Annual Meeting is held on schedule.

Any such nomination or proposal should be sent to:

 Anthony C. Green
Chief Corporate Officer,
Chief Legal Officer and Secretary
Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, NY 10036

and, to the extent applicable, must include the information required by the Company's current bylaws.

Other Matters

As of the date of this Proxy Statement, the Board does not know of any matter that will be presented for consideration at the Annual Meeting other than as described in the Notice of Annual Meeting and this Proxy Statement.

Questions and Answers about the Annual Meeting

Q When and where is the Annual Meeting?

A The Annual Meeting will be held on May 15, 2024, at 9:00 a.m. (Eastern Time) online at **www.virtualshareholdermeeting.com/NLY2024**.

If you plan to attend the Annual Meeting online, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials.

 **Date and Time** **May 15, 2024** 9:00 a.m., Eastern Time

 **Virtual Meeting** **www.virtualshareholder meeting.com/NLY2024**

Q Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of a paper copy of proxy materials?

A The SEC has approved "Notice and Access" rules relating to the delivery of proxy materials over the Internet. These rules permit the Company to furnish proxy materials, including this Proxy Statement and the Annual Report, to stockholders by providing access to such documents on the Internet instead of mailing printed copies. Most stockholders will not receive paper copies of the proxy materials unless they request them. Instead, the Notice, which will be mailed to stockholders, provides instructions regarding how you may access and review all of the proxy materials on the Internet. The Notice also instructs you as to how you may authorize your proxy via the Internet or by telephone. If you would like to receive a paper or email copy of the Company's proxy materials, you should follow the instructions for requesting such materials printed on the Notice.

Q Can I vote my shares by filling out and returning the Notice?

A No. The Notice identifies the items to be considered and voted on at the Annual Meeting, but you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to authorize your proxy via the Internet or by telephone or how to vote at the Annual Meeting or to request a paper proxy card, which will contain instructions for authorizing a proxy by the internet, by telephone or by returning a signed paper proxy card.

Q How can I vote my shares?

A You may vote online during the Annual Meeting prior to the closing of the polls at **www.virtualshareholder meeting.com/NLY2024**, or by proxy via Internet (**www.proxyvote.com**), telephone (**1-800-690-6903**), or by completing and returning your proxy card. The Company recommends that you authorize a proxy to vote even if you plan to virtually attend the Annual Meeting as you can always change your vote online during the Annual Meeting. You can authorize a proxy to vote via the Internet or by telephone at any time prior to 11:59 p.m. (Eastern Time) May 14, 2024, the day before the Annual Meeting.

 **Your vote is very important.** Please exercise your right to vote.

Vote Before the Meeting					Vote During the Meeting
 **Internet**	 **Mobile Device**		 **Phone**	 **Mail**	 **Attend the Meeting**
Online at www.proxyvote.com	Scan the QR code to visit www.proxyvote.com		Call toll-free 24/7 1-800-690-6903	Complete & return your proxy card	Online at www.virtualshareholder meeting.com/NLY2024

If you hold your shares in "street name" (that is, through a broker or other nominee), your broker or nominee will not vote your shares with regard to non-routine matters unless you provide instructions to your broker or nominee on how to vote your shares. You should instruct your broker or nominee how to vote your shares by following the voting instructions provided by your broker or nominee.

Whichever method you use, each valid proxy received in time will be voted at the Annual Meeting in accordance with your instructions. To ensure that your proxy is voted, it should be received prior to 11:59 p.m. (Eastern Time) May 14, 2024, the day before the Annual Meeting. If you submit a proxy without giving instructions, your shares will be voted as recommended by the Board.

Q What quorum is required for the Annual Meeting?

A A quorum will be present at the Annual Meeting if stockholders entitled to cast a majority of all the votes entitled to be cast on any matter are present, in person or by proxy. At the close of business on the Record Date there were 500,440,023 outstanding shares of the Company's common stock, each entitled to one vote per share. Abstentions and "broker non-votes" will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. If a quorum is not present at the Annual Meeting, the Company expects that the Annual Meeting will be adjourned to solicit additional proxies.

Q What are the voting requirements that apply to the proposals discussed in this Proxy Statement?

A

Proposal	Vote Required	Discretionary Voting Allowed	Effect of Abstentions	Effect of Broker Non-Votes	Board Recommendation
1 Election of Directors listed herein	Majority of votes cast	No	No effect	No effect	✓ **FOR** each Director nominee
2 Advisory approval of executive compensation	Majority of votes cast	No	No effect	No effect	✓ **FOR**
3 Ratification of the appointment of Ernst & Young LLP	Majority of votes cast	Yes	No effect	N/A	✓ **FOR**

"Majority of votes cast" means:

(a) with regard to an uncontested election of Directors, the affirmative vote of a majority of total votes cast for and against the election of each Director nominee; and

(b) with regard to the advisory approval of executive compensation and the ratification of the appointment of EY, the affirmative vote of a majority of the votes cast on the matter at the Annual Meeting.

"Discretionary voting" occurs when a bank, broker or other holder of record does not receive voting instructions from the beneficial owner and votes those shares in its discretion on any proposal as to which the NYSE listing standards permit such bank, broker or other holder of record to vote ("routine matters"). When banks, brokers and other holders of record are not permitted under the NYSE listing standards to vote the beneficial owner's shares on a proposal ("non-routine matters"), if you do not provide voting instructions, your shares will not be voted on such proposal. This is referred to as a "broker non-vote."

For each of the proposals above, you can vote or authorize a proxy to vote "**FOR**," "**AGAINST**" or "**ABSTAIN**."

Abstentions will have no effect on Proposal 1, Proposal 2 or Proposal 3. "Broker non-votes," if any, will have no effect on Proposal 1 or Proposal 2. As it is a routine matters and discretionary voting is allowed, "broker non-votes" are not applicable to Proposal 3.

Q How will my shares be voted if I do not specify how they should be voted?

A
- **PROPOSAL 1: FOR** the election of each Director nominee listed herein
- **PROPOSAL 2: FOR** the approval, on a non-binding and advisory basis, of the Company's executive compensation as described in this Proxy Statement
- **PROPOSAL 3: FOR** the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024

Q What do I do if I want to change my vote?

A You may revoke a proxy at any time before it is exercised by filing a duly executed revocation of proxy, by:
- submitting a duly executed proxy with a later date,
- using the phone or online voting procedures, or
- by participating in the Annual Meeting via live webcast and voting online during the Annual Meeting prior to the closing of the polls.

You may revoke a proxy by any of these methods, regardless of the method used to deliver your previous proxy. Virtual attendance at the Annual Meeting without voting online will not itself revoke a proxy.

Q How will voting on any other business be conducted?

A Other than the three proposals described in this Proxy Statement, the Company knows of no other business to be considered at the Annual Meeting. If any other matters are properly presented at the meeting, your signed proxy card authorizes David L. Finkelstein, Chief Executive Officer and Chief Investment Officer, and Anthony C. Green, Chief Corporate Officer, Chief Legal Officer and Secretary, or either of them acting alone, with full power of substitution in each, to vote on those matters in their discretion.

Q Who will count the vote?

A Representatives of American Election Services, LLC, the independent inspector of elections, will count the votes.

Q How can I attend the Annual Meeting?

A All stockholders of record as of the close of business on the Record Date can attend the Annual Meeting online at **www.virtualshareholdermeeting.com/NLY2024**.

An audio broadcast of the Annual Meeting will also be available to stockholders by telephone toll-free at **1-888-700-7644** in the United States or **1-929-207-8058** if calling from outside the United States, and requesting the Annaly Capital Management Annual Meeting.

Please note that listening to the telephonic audio broadcast will not be deemed to be attending the Annual Meeting, and you cannot vote from such audio broadcast.

If you plan to attend the Annual Meeting online or listen to the telephonic audio broadcast, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials. Online check-in will begin at 8:30 a.m. (Eastern Time), and you should allow ample time for online check-in procedures.

Q **Will I be able to ask questions and participate in the Annual Meeting?**

A The virtual Annual Meeting will be available to stockholders across the globe via any Internet-connected device and has been designed to provide the same rights to participate as you would have at an in-person meeting, including providing opportunities to vote, make statements and ask questions. The Company will respond to as many inquiries that are pertinent to the Company at the Annual Meeting as time allows. Questions that are substantially similar may be grouped and answered once to avoid repetition. Additional information regarding the rules and procedures for participating in the Annual Meeting will be provided in our rules of conduct for the Annual Meeting.

Q **What is the pre-meeting forum and how can I access it?**

A One of the benefits of the online Annual Meeting format is that it allows the Company to communicate more effectively with our stockholders via a pre-meeting forum that you can access by visiting www.proxyvote.com. Through use of the pre-meeting forum, stockholders can submit questions in advance of the Annual Meeting and view copies of the Company's proxy materials. The Company will respond to as many inquiries that are pertinent to the Company at the Annual Meeting as time allows.

Q **Why is the Company holding the Annual Meeting online?**

A We believe that the virtual meeting format allows enhanced participation of, and interaction with, our global stockholder base. Virtual meetings also reduce costs for both the Company and our stockholders and reflect the Company's commitment to environmentally-friendly practices.

Q **What if I have difficulties accessing the pre-meeting forum or locating my 16-digit control number prior to the day of the Annual Meeting on May 15, 2024?**

A Prior to the day of the Annual Meeting on May 15, 2024, if you need assistance with your 16-digit control number and you hold your shares in your own name, please call toll-free **1-844-976-0738** in the United States or **1-303-562-9301** if calling from outside the United States. If you hold your shares in the name of a bank or brokerage firm, you will need to contact your bank or brokerage firm for assistance with your 16-digit control number.

Q **What if during the check-in time or during the Annual Meeting I have technical difficulties or trouble accessing the live webcast of the Annual Meeting?**

A If you encounter any difficulties accessing the live webcast of the Annual Meeting during the check-in or during the Annual Meeting itself, including any difficulties with your 16-digit control number, please call toll-free **1-844-986-0822** in the United States or **1-303-562-9302** if calling from outside the United States, for assistance. Technicians will be ready to assist you beginning at 8:30 a.m. Eastern Time with any difficulties.

Q How will the Company solicit proxies for the Annual Meeting?

A The expense of soliciting proxies will be borne by the Company. Proxies will be solicited principally through the use of mail, but Directors, executive officers and employees, who will not be specially compensated, may solicit proxies from stockholders by telephone, facsimile or other electronic means or in person. Also, the Company will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for any reasonable expenses in forwarding proxy materials to beneficial owners.

The Company has retained Georgeson Inc. ("Georgeson"), a proxy solicitation firm, to assist in the solicitation of proxies in connection with the Annual Meeting. We will pay Georgeson a fee of $19,000 for its services. In addition, we may pay Georgeson additional fees depending on the extent of additional services requested by the Company and will reimburse Georgeson for expenses Georgeson incurs in connection with its engagement by the Company. In addition to the fees paid to Georgeson, we will pay all other costs of soliciting proxies. Stockholders have the option to vote over the Internet or by telephone. Please be aware that if you vote over the telephone, you may incur costs such as telephone and access charges for which you will be responsible.

Q What is "Householding" and does the Company do this?

A "Householding" is a procedure approved by the SEC under which stockholders who have the same address and do not participate in electronic delivery of proxy materials receive only one copy of a company's proxy statement and annual report unless one or more of these stockholders notifies the company or their respective bank, broker or other intermediary that they wish to continue to receive individual copies. The Company engages in this practice as it reduces printing and postage costs. However, if a stockholder of record residing at such an address wishes to receive a separate Annual Report or Proxy Statement, they may request it:

- by writing to:

  Annaly Capital Management, Inc.
  1211 Avenue of the Americas, New York, NY 10036
  Attention: Investor Relations

- by emailing investor@annaly.com, or by

- calling 212-696-0100

and the Company will promptly deliver the requested Annual Report or Proxy Statement. If a stockholder of record residing at such an address wishes to receive a separate Annual Report or Proxy Statement in the future, they may contact the Company in the same manner.

If you are an eligible stockholder of record receiving multiple copies of the Company's Annual Report and Proxy Statement, you can request householding by contacting the Company in the same manner. If you own your shares through a bank, broker or other nominee, you can request householding by contacting the bank, broker or other nominee.

Q Could the Annual Meeting be postponed or adjourned?

A If a quorum is not present or represented, the Company's bylaws and Maryland law permit the Chair of the meeting to adjourn the Annual Meeting, without notice other than an announcement at the Annual Meeting. Additionally, the Annual Meeting may be postponed to a date not more than 120 days after the Record Date for the Annual Meeting without setting a new record date. In such case, the Company will announce the date, time and place to which the meeting is postponed not less than ten days prior to the date of such postponed meeting.

 **Q**   **Who can help answer my questions?**

 **A**   If you have any questions or need assistance voting your shares or if you need copies of this Proxy Statement or the proxy card, you should contact:

 Annaly Capital Management, Inc. 1211 Avenue of the Americas New York, NY 10036	 Phone 1-888-8 ANNALY
 Facsimile (212) 696-9809	 Email investor@annaly.com Attention: Investor Relations

The Company's principal executive offices are located at the address above.

Cautionary Note Regarding Forward-Looking Statements

This Proxy Statement contains certain forward-looking statements which are based on various assumptions (some of which are beyond our control) and may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as "may," "will," "believe," "expect," "anticipate," "continue," or similar terms or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability of mortgage-backed securities and other securities for purchase; the availability of financing and, if available, the terms of any financing; changes in the market value of the Company's assets; changes in business conditions and the general economy; the Company's ability to grow our residential credit business; the Company's ability to grow our mortgage servicing rights business; credit risks related to the Company's investments in credit risk transfer securities, residential mortgage-backed securities and related residential mortgage credit assets; risks related to investments in mortgage servicing rights; the Company's ability to consummate any contemplated investment opportunities; changes in government regulations or policy affecting the Company's business; the Company's ability to maintain our qualification as a REIT for U.S. federal income tax purposes; the Company's ability to maintain our exemption from registration under the Investment Company Act of 1940; and operational risks or risk management failures by us or critical third parties, including cybersecurity incidents. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements, except as required by law.

[THIS PAGE INTENTIONALLY LEFT BLANK]

APPENDIX

Non-GAAP Reconciliations

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, the Company provides non-GAAP financial measures. These measures should not be considered a substitute for, or superior to, financial measures computed in accordance with GAAP. These non-GAAP measures provide additional detail to enhance investor understanding of the Company's period-over-period operating performance and business trends, as well as for assessing the Company's performance versus that of industry peers. Reconciliations of these non-GAAP financial measures to their most directly comparable GAAP results are provided below.

Unaudited, dollars in thousands except per share amounts

GAAP Net Income to Earnings Available for Distribution Reconciliation	For the Year Ended	For the Quarters Ended			
	12/31/23 ($)	12/31/23 ($)	9/30/23 ($)	6/30/23 ($)	3/31/23 ($)
GAAP net income (loss)	(1,638,457)	(391,232)	(569,084)	161,187	(839,328)
Adjustments to exclude reported realized and unrealized (gains) losses:					
Net (gains) losses on investments and other[1]	2,137,538	(1,887,795)	2,710,208	1,316,837	(1,712)
Net (gains) losses on derivatives[2]	1,184,961	2,681,288	(1,732,753)	(1,050,032)	1,286,458
Loan loss provision (reversal)	(219)	—	—	—	(219)
Other adjustments:					
Amortization of intangibles	4,573	673	2,384	758	758
Non-EAD (income) loss allocated to equity method investments[3]	354	197	(140)	541	(244)
Transaction expenses and non-recurring items[4]	8,209	2,319	1,882	2,650	1,358
Income tax effect of non-EAD income (loss) items	31,570	1,484	9,444	12,364	8,278
TBA dollar roll income and CMBX coupon income[5]	20,621	1,720	(1,016)	1,734	18,183
MSR amortization[6]	(182,151)	(48,358)	(49,073)	(41,297)	(43,423)
EAD attributable to noncontrolling interests	(14,639)	(4,014)	(3,811)	(3,344)	(3,470)
Premium amortization adjustment (PAA) cost (benefit)	1,654	19,148	(6,062)	(11,923)	491
Earnings available for distribution*	1,554,014	375,430	361,979	389,475	427,130
Dividends on preferred stock	141,676	37,181	36,854	35,766	31,875
Earnings available for distribution attributable to common stockholders*	1,412,338	338,249	325,125	353,709	395,255
GAAP net income (loss) per average common share[7]	(3.61)	(0.88)	(1.21)	0.27	(1.79)
Earnings available for distribution per average common share[7]*	2.86	0.68	0.66	0.72	0.81

*   Represents a non-GAAP financial measure.

(1)   Includes write-downs or recoveries on investments which are reported in Other, net in the Company's Consolidated Statement of Comprehensive Income (Loss).

(2)   The adjustment to add back Net (gains) losses on derivatives does not include the net interest component of interest rate swaps which is reflected in earnings available for distribution. The net interest component of interest rate swaps totaled $379.4 million, $394.7 million, $425.3 million, $385.7 million and $286.6 million for the quarters ended December 31, 2023, September 30, 2023, June 30, 2023, March 31, 2023 and December 31, 2022, respectively.

(3)   The Company excludes non-EAD (income) loss allocated to equity method investments, which represents the unrealized (gains) losses allocated to equity interests in a portfolio of MSR, which is reported in Other, net in the Company's Consolidated Statement of Comprehensive Income (Loss).

(4)   All quarters presented include costs incurred in connection with securitizations of residential whole loans.

(5)   TBA dollar roll income and CMBX coupon income each represent a component of Net gains (losses) on derivatives. CMBX coupon

income totaled $0.0 million, $0.0 million, $0.5 million, $1.1 million and $1.1 million for the quarters ended December 31, 2023, September 30, 2023, June 30, 2023, March 31, 2023 and December 2022, respectively.

(6)   MSR amortization utilizes purchase date cash flow assumptions and actual unpaid principal balances and is calculated as the difference between projected MSR yield income and net servicing income for the period.

(7)   Net of dividends on preferred stock.

Unaudited, dollars in thousands

	For the Periods Ended	
Economic Leverage Ratio Reconciliation	12/31/2023 ($)	12/31/2022 ($)
Repurchase agreements	62,201,543	59,512,597
Other secured financing	500,000	250,000
Debt issued by securitization vehicles	11,600,338	7,744,160
Participations issued	1,103,835	800,849
Debt included in liabilities of disposal group held for sale	2,132,751	—
TOTAL GAAP DEBT	**77,538,467**	**68,307,606**
Less non-recourse debt:	—	—
Debt issued by securitization vehicles	(11,600,338)	(7,744,160)
Participations issued	(1,103,835)	(800,849)
TOTAL RECOURSE DEBT	**64,834,294**	**59,762,597**
Plus / (Less):		
Cost basis of TBA and CMBX derivatives	(555,221)	11,050,351
Payable for unsettled trades	3,249,389	1,157,846
Receivable for unsettled trades	(2,710,224)	(575,091)
Economic debt*	64,818,238	71,395,703
TOTAL EQUITY	**11,345,091**	**11,369,426**
Economic leverage ratio*	5.7x	6.3x

*   Represents a non-GAAP financial measure.

ANNALY®

Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, NY 10036
www.annaly.com